SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of July 2006
_______________________

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

 ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes  ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Proxy Statement, mailed to the Registrant’s shareholders on or about July 13, 2006.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Registrant’s Proxy Card, mailed to the Registrant’s shareholders on or about July 13, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:	/s/ David Block Temin
Name: David Block Temin
Title: Corporate Vice President and General Counsel
Dated: July 13, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Proxy Statement.
2.	Proxy Card.

Exhibit 1

July 13, 2006

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Annual General Meeting of Shareholders to be held at 10 a.m. local time on Thursday, August 17, 2006, at our offices at Advanced Technology Center, Haifa, Israel.

The agenda of the meeting and the proposals to be voted on are described in the accompanying proxy statement. For the reasons described in the proxy statement, the Board of Directors recommends that you vote “FOR” Items 1, 2 and 3 as specified on the enclosed proxy card.

At the meeting, management also will present the other matters described in the proxy statement and provide a discussion period for questions and comments of general interest to shareholders.

We look forward to greeting all the shareholders who will be present at the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please sign, date and mail the enclosed proxy card in the envelope provided so that it is received not later than 24 hours before the meeting.

Thank you for your cooperation.

Very truly yours,

/s/ MICHAEL FEDERMANN
MICHAEL FEDERMANN
Chairman of the Board of Directors

/s/ JOSEPH ACKERMAN
JOSEPH ACKERMAN
President and Chief Executive Officer

ELBIT SYSTEMS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

 Haifa, Israel
July 13, 2006

This is notice that the Annual General Meeting of Shareholders of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Thursday, August 17, 2006, at 10 a.m. local time, for the following purposes:

1.	to elect seven directors to the Company’s Board of Directors;

2.	to elect Yaacov Lifshitz, who currently serves as an External Director on the Company’s Board of Directors, to an additional three-year term, as an External Director; and

3.	to re-appoint the Company’s independent auditors for the fiscal year ending December 31, 2006.

In addition, at the meeting the Company will present the Management Report, the Auditors’ Report and the Consolidated Financial Statements of the Company, each for the fiscal year ended December 31, 2005. The Company also will report on the dividend, directors’ compensation and independent auditors’ compensation arrangement with respect to fiscal year 2005.

Shareholders of record at the close of business on July 18, 2006, are entitled to receive notice of, and to vote at, the meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ MICHAEL FEDERMANN
MICHAEL FEDERMANN
Chairman of the Board of Directors

/s/ JOSEPH ACKERMAN
JOSEPH ACKERMAN
President and Chief Executive Officer

The Company’s Financial Statements for the fiscal year ended December 31, 2005, are enclosed but are not a part of this proxy. The Financial Statements should not be considered as proxy solicitation material.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL
GENERAL MEETING

The following questions and answers summarize the major issues to be discussed at the Annual General Meeting. For a more complete description of the issues please see the accompanying Proxy Statement.

Q:    When and where is the Meeting?
A:    The Meeting will take place at 10 a.m. local time, on Thursday, August 17, 2006, at the Company’s offices at the Advanced Technology Center, Haifa, Israel.

Q:    What is the record date for the Meeting?
A:    The record date is July 18, 2006, and all shareholders holding shares at the close of business on July 18, 2006 will be entitled to receive notice of and to vote at the Meeting.

Q:    What are the items to be voted on at the Meeting?
A:    The items to be voted on include:

•	Election of seven directors to the Board of Directors;
•	Election of Mr. Yaacov Lifshitz, who currently serves as an External Director on the Company’s Board of Directors, to an additional three-year term as an External Director; and
•	Appointment of the Company’s independent auditors for 2006.

Q:    Does the Company and its Board of Directors support the proposals to be voted on at the Meeting?
A:    Yes.

Q:    What voting majority is required?
A:    The required majority is more than 50% of the shares voted at the Meeting for the approval of Item 1 (election of directors) and Item 3 (re-appointment of the Company’s independent auditors for 2006) in the Proxy Statement.

1

Approval of Item 2 (election of Mr. Lifshitz to an additional three-year term as External Director) requires:

(1)    a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company’s voting rights;

(2)    each shareholder must indicate, either on the proxy card or prior to voting in person at the Meeting, whether or not the shareholder is considered a controlling shareholder of the Company.

Q:    Why is it necessary to elect an External Director at this time?
A:    Under Israeli law, a publicly traded company such as the Company is required to have two External Directors who meet the independence criteria specified in the Israeli Companies Law and who are elected by the required majority at a general shareholders meeting. An External Director serves for a three-year term. The term of Mr. Lifshitz, who was elected to serve as an External Director in July 2003, expires in July 2006.

Q:    Is Yaccov Lifshitz permitted to be elected for an additional three-year term as an External Director?
A:    Yes. External Directors such as Mr. Lifshitz, who continue to meet the qualification criteria, are permitted to be elected for an additional three-year term.

Q:    What other matters will be presented at the Meeting?
A:    The Company also will present at the Meeting the following matters relating to the fiscal year ended December 31, 2005:

•	its Independent Auditors’ Report, Management Report and Consolidated Financial Statements;
•	the dividend paid to shareholders;
•	the compensation paid to the Company’s directors; and
•	the compensation arrangement with the Company’s independent auditors.

2

Q:    What do I need to do now?
A:    Just indicate on your proxy card how you want to vote, and sign and mail it in the enclosed return envelope as soon as possible, so that your shares will be represented at the Meeting. The signed proxy must be received by the Company at least 24 hours before the Meeting. If you sign and send in your proxy but do not indicate how you want to vote, your proxy will be counted as a vote for all the proposals.

Q:    What do I do if I want to change my vote?
A:    Just mail a later-dated, signed proxy card or other document revoking your proxy in time for it to be received by the Company at least 24 hours before the Meeting or attend the Meeting in person and vote.

Q:    If my shares are held in “street name” by my broker, a bank or other representative, will my representative vote my shares for me?
A:    If you hold your shares through a broker, bank or other representative, generally the broker or other representative may only vote the shares it holds for you in accordance with your instructions. However, if the broker or other representative does not receive your instructions in time, it may vote on certain types of matters for which it has discretionary authority.

Q:    Who can help answer my questions?
A:    For additional information about the Meeting, please contact during normal office hours, Sunday through Thursday, Ilan Pacholder, the Company’s Corporate Secretary at the Company’s offices in Haifa, Israel, telephone +972-4-8316632.

3

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 31053, Israel

PROXY STATEMENT

This Proxy Statement is provided to the shareholders of ordinary shares, NIS 1.00 nominal value (the “Shares”), of Elbit Systems Ltd. (the “Company” or “Elbit Systems”), in connection with the Board of Directors' solicitation of proxies for use at the Shareholders' Annual General Meeting to be held on Thursday, August 17, 2006 (the “Meeting”), or at any adjournment of the Meeting, as specified in the accompanying Notice of Annual General Meeting of Shareholders.

It is proposed that the shareholders adopt resolutions concerning the following matters at the Meeting:

(1)	election of seven directors to the Company’s Board of Directors;

(2)	election of Yaacov Lifshitz, who currently serves as an External Director on the Company’s Board of Directors, to an additional three-year term as an External Director; and

(3)	appointment of the Company's independent auditors for the fiscal year ending December 31, 2006.

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2006.

•	its Independent Auditors’ Report, Management Report and Consolidated Financial Statements;
•	the dividend paid to shareholders;
•	the compensation paid to the Company’s directors; and
•	the compensation arrangement with the Company’s independent auditors.

Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS

Only shareholders of record at the close of business on July 18, 2006 have the right to receive notice and to vote at the Meeting. Due to recent changes in regulations under the Israel Companies Law - 1999 (the “Companies Law”) relating to the timing of establishing record dates for shareholder meetings, the record date has been established at a date after the date of publication of this Proxy Statement with the applicable securities authorities. Distribution of the Proxy Statement will be made following the record date, as was the case with previous shareholders meetings of the Company.

The Company had outstanding on July 1, 2006, 41,240,707 Shares, each giving a right of one vote for each of the matters to be presented at the Meeting. (This amount includes 23,021 Shares held by a wholly-owned subsidiary of the Company but does not include 385,000 Shares held by the Company as treasury shares.) No less than two shareholders present in person or by proxy, and holding or representing between them one-third of the outstanding Shares, will constitute a quorum at the Meeting.

If a quorum is not present within one-half hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one week later at the same time and place unless other notice is given by the Board of Directors. If there is not a quorum within one-half hour of the time for the reconvened meeting, a quorum will be considered present as long as at least two shareholders participate in person or by proxy.

Joint holders of Shares should note that according to the Company's Articles of Association the vote, whether in person or by proxy, of the more senior of joint holders of any voted Share will be accepted over vote(s) of the other joint holders of that Share. For this purpose seniority will be determined by the order the joint holders' names appear in the Company’s Register of Shareholders.

A majority of the votes cast at the Meeting either in person or by proxy is required: (a) to elect, under Item 1 of this Proxy Statement, each of the individuals nominated to be a director and (b) to approve Item 3 (appointment of independent auditors) of this Proxy Statement.

Approval of Item 2 of this Proxy Statement (election of Mr. Lifshitz to an additional three-year term as an External Director), requires a majority of the votes cast regarding such election at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against such election does not exceed one percent (1%) of the Company’s voting rights.

VOTING AND REVOCATION OF PROXIES

For the purpose of this Proxy Statement:

“U.S. Shares” means Shares traded on the Nasdaq Global Market - i.e., Shares registered on the records of the Company’s U.S. transfer agent - American Stock Transfer & Trust Company.

“Israeli Shares” means Shares traded on the Tel Aviv Stock Exchange (the “TASE”) - i.e. Shares registered in the Company’s Israeli Shareholders’ Registry, including but not limited to such shares registered in the name of Israel Discount Bank Nominees Ltd. (the “Nominee Company”).

Holders of U.S. Shares

Holders of U.S. Shares may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. Shareholders may revoke any proxy card prior to its exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date, or by voting in person at the Meeting. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least 24 hours before the Meeting.

Notwithstanding the above, shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Unless otherwise indicated on the proxy card, Shares represented by a properly signed and received proxy in the enclosed form will be voted in favor of all the above described matters to be presented for voting at the Meeting.

Proxy cards are being mailed to shareholders on or about July 19, 2006 and will be solicited mostly by mail. However, in some cases proxies may be solicited by telephone, telegram or other personal contact.

Holders of Israeli Shares

Holders of Israeli Shares may vote their Shares by attending the Meeting and voting their Shares in person, or by completing, signing, dating and mailing the form of Hebrew proxy that has been prepared in accordance with the Israeli Companies Regulations (Proxy Forms and Opinion Notices - 2005. The Hebrew proxy is available on the following websites: www.magna.isa.gov.il or maya.tase.co.il, and it is also available at the Company’s offices. Proxies must be received by the Company no later than 24 hours before the Meeting. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Holders of Israeli Shares registered in the Company’s Shareholders’ Registry who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Holders of Israeli Shares who hold their Shares through the Nominee Company and intend to vote their Shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) - 2000.

Holders of Israeli Shares may revoke their proxies no later than 24 hours before the Meeting by applying to the Company’s offices for such revocation and providing proof of their identity to the satisfaction of the Company’s Corporate Secretary or other Company representative appointed for that purpose. Holders of Israeli Shares who revoke their proxy may only vote their Shares during the Meeting.

Proxies for holders of Shares registered in the Company’s Israeli Shareholders’ Registry will be solicited by the Company on or about July 19, 2006 by mail. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to shareholders.

Failure to Vote by Proxy or in Person

If a shareholder (either a holder of U.S. Shares or a holder of Israeli Shares) fails to vote by proxy or in person with regard to a specific proposal or if a shareholder does not indicate whether or not he or she has is a controlling shareholder with regard to Item 2 of this Proxy Statement, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal. Accordingly, such Shares will not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Without derogating from the foregoing and to the extent permitted by law and applicable stock exchange requirements, if a written proxy is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted in favor of all of the proposals set forth above. If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote for nor against the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Right to Review Proxy Cards

Following the Meeting, one or more shareholders holding, at the Record Date, at least 1,066,263 Shares, which represent as of the Record Date approximately five percent (5%) of the total voting rights of the Company that are not held by controlling shareholders of the Company, may review the proxy cards submitted to the Company at the Company’s offices during normal business hours.

BENEFICIAL OWNERSHIP OF SECURITIES BY
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of July 1, 2006, to the best of the Company’s knowledge, the number of Shares (1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s Shares and (ii) all directors and officers of the Company as a group.

Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel(2)	16,755,448	40.68%

Heris Aktiengesellschaft c/o 99 Hayarkon Street Tel-Aviv, Israel	3,836,458(3)	9.31%

Koor Industries Ltd. 14 Hamelacha Street Rosh Ha’ayin, Israel(4) (5)	3,160,000	7.67%

All officers and directors as a group (27 persons)	328,358(6)	0.80%
____________________________

(1)	The total number of Shares includes 23,091 Shares held by a subsidiary of Elbit Systems but excludes 385,000 Shares held by Elbit Systems as treasury shares.

(2)
Federmann Enterprises Ltd. (“FEL”) owns the Shares of Elbit Systems directly and indirectly through Heris Aktiengesellschaft (“Heris”) which is controlled by FEL. FEL is controlled by Beit Federmann Ltd. (“BFL”). BFL is controlled by Beit Bella Ltd. (“BBL”) and Beit Yekutiel Ltd. (“BYL”). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the Chairman of Elbit Systems’ Board and the Chairman of the Board and the Chief Executive Officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of the Shares owned by Heris and FEL. As of July 1, 2006, 4,655,448 Elbit Systems Shares held by FEL were pledged to Bank Leumi Le-Israel BM to guarantee loans provided to FEL in connection with FEL’s purchase in 2004 of the Elbit Systems Shares held by Elron Electronic Industries Ltd.

(3)	The amount of Shares owned by Heris is included in the amount of shares held by FEL as set forth in footnote (2) above.

(4)
Koor Industries Ltd. (Koor) is an Israeli multi-industry holding company, whose shares are publicly traded on the TASE, engaged through its direct and indirect wholly and partially owned subsidiaries and affiliates in the following core businesses: telecommunications, defense electronics, agrochemicals and investments in start-ups in the fields of telecommunications and life science. Koor is also involved in tourism, real estate and international trade businesses. The principal shareholders of Koor are Discount Investment Corp. Ltd., a subsidiary of IDB Development Corporation Ltd. (“IDBD”), holding approximately 30.9% of Koor, and IDBD, holding approximately 9.9% of Koor’s outstanding ordinary shares.

(5)
FEL and Heris (collectively the Federmann Group) and Koor may be deemed for purposes of U.S. securities laws to be joint owners of the aggregate Shares of Elbit Systems beneficially owned by them by virtue of a shareholders agreement dated December 27, 2004, which entered into force on April 18, 2005, as amended, between FEL and Koor, and which provides, among other things, for Koor to vote at general shareholders meetings of Elbit Systems in accordance with FEL’s instructions with certain exceptions. The Federmann Group and Koor have each disclaimed beneficial ownership of the other’s Shares in Elbit Systems.

(6)
This amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann as described in footnote (2) above. The amount includes 138,694 Shares underlying options that are currently exercisable or that will become exercisable within 60 days of July 1, 2006. A portion of the underlying options are “phantom options” that have been calculated based on Elbit Systems’ July 1, 2006 Share closing price on TASE of $27.04.

DIRECTOR INDEPENDENCE CRITERIA AND
NOMINATING COMMITTEE

Under Nasdaq rules that are applicable to the Company, a majority of the members of the Board of Directors must meet certain independence criteria. All of the members of the Audit Committee of the Board of Directors (the “Audit Committee”) must meet certain independence criteria as well. In addition, in accordance with Nasdaq rules, a Nominating Committee of the Board of the Directors (the “Nominating Committee”), consisting in its entirety of directors meeting the board of directors’ independence criteria, has been created in order to nominate candidates to the Board of Directors.

ITEM 1 - ELECTION OF DIRECTORS

At the Meeting, seven directors who are not External Directors (see list of nominees below) are to be elected. Also, if elected to another term as a director, Michael Federmann will continue to serve as Chairman of the Board of Directors. Nathan Sharony, an External Director, will continue to serve as External Director until the end of his term in March 2008.

The Nominating Committee has recommended to the Board of Directors that all of the persons named in the list of nominees below, all of whom currently serve as directors of the Company, be nominated for re-election to the Company’s Board of Directors. Three of these nominees (Moshe Arad, Avraham Asheri and Yigal Ne’eman) meet the board of directors’ independence criteria under the applicable Nasdaq rules, as do the two current External Directors (Nathan Sharony and Yaacov Lifshitz).

The Board of Directors has approved the recommendation of the Nominating Committee with respect to the list of nominees. Accordingly, the persons named in the proxy card distributed with this Proxy Statement intend to vote for the election of the seven nominees named below.

Each nominee so elected as a director will hold office until the next shareholders' Annual General Meeting and until his or her successor is elected and qualified, unless any director's office is vacated earlier in accordance with the provisions of the Companies Law or the Company's Articles of Association.

The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. Nevertheless, if any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as determined by the person named in the proxy card in accordance with his or her judgment, provided such other person or persons have been recommended by the Nominating Committee for nomination to the Board of Directors.

The nominees and the current External Directors, their respective ages on July 1, 2006, and the year in which they became directors of the Company are as follows:

Board of Directors

Name	Age	Director Since

Michael Federmann (Chairman)	63	2000
Moshe Arad	71	2005
Avraham Asheri	68	2000
Rina Baum	61	2001
Jonathan Kolber	44	2005
Yaacov Lifshitz (External Director)	62	2003
Yigal Ne’eman	64	2004
Dov Ninveh	59	2000
Nathan Sharony (External Director)	71	2002

Michael Federmann. Michael Federmann has served as Chairman of the Board of Directors since the merger with Elop in 2000. He served as Chairman of the Board of Directors of Elop from 1988 until the merger. He has held managerial positions in the Federmann Group since 1969, and since 2002 he has served as Chairman and CEO of Federmann Enterprises Ltd. (“FEL”). Currently, he also serves as Chairman of the Board of Directors of Dan Hotels Corp. Ltd. (“Dan Hotels”). Mr. Federmann is Deputy Chairman of the Board of Governors of the Hebrew University in Jerusalem (the “Hebrew University”) and a member of the Board of Governors and the Executive Committee of the Weizmann Institute of Science. Mr. Federmann holds a bachelor’s degree in economics and political science from the Hebrew University.

Moshe Arad. Moshe Arad served as Vice President for External Relations of the Hebrew University from 1994 to 2004. He currently serves on the Board of Directors of Discount Investment Corporation Ltd. From 1994 to 1999, he was member of the Board of Directors of Elbit Ltd. During 1992 and 1993, Mr. Arad served as Director General of the Israel Ministry of Communications. From 1990 to 1992, he was a member of the Tel-Aviv law firm of Herzog, Fox, Ne’eman. Mr. Arad served as Israel’s Ambassador to the United States from 1987 to 1990 and as Israel’s Ambassador to Mexico from 1983 to 1987. Ambassador Arad holds a bachelor’s degree in political science and international relations and a L.L.B. degree from the Hebrew University. Mr. Arad serves on the Compensation Committee of the Company’s Board of Directors.

Avraham Asheri. Avraham Asheri has served as an economic advisor and a director of several companies since 1998. He currently serves on the Boards of Directors of Elron Electronic Industries Ltd., Discount Mortgage Bank Ltd., Scailex Corporation Ltd. and Africa Israel Investment Ltd. Mr. Asheri was President and Chief Executive Officer of Israel Discount Bank from 1991 until 1998, and Executive Vice President and member of its management committee from 1983. Prior to that, he served for 23 years at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including as Director General of the Israel Ministry of Industry and Trade, Managing Director of the Israel Investment Center and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelor’s degree in economics and political science from the Hebrew University. Mr. Asheri serves as Chairman of the Compensation Committee and as a member of the Audit and Nominating Committees of the Company’s Board of Directors.

Rina Baum. Rina Baum is Vice President for Investments of FEL and since 1986 has served as Director and General Manager of Unico Investment Company Ltd. and other managerial positions within the Federmann Group She serves as a director of Dan Hotels, Etanit Building Products Ltd. and Harel Mutual Funds Ltd. Mrs. Baum holds an L.L.B. degree from the Hebrew University.

Jonathan B. Kolber. Jonathan Kolber has served as Chief Executive Officer of Koor since 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor from 1997 to 2003. He served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. He serves as a director of several Israeli companies, including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Telrad Networks Ltd., Sheraton-Moriah Israel Ltd. and Knafaim - Arkia Holdings Ltd. Mr. Kolber holds a bachelor’s degree in near eastern languages and civilizations from Harvard University and a certificate in advanced Arabic from the American University of Cairo.

Yaacov Lifshitz (External Director) - See Item 2 below.

Yigal Ne’eman. Yigal Ne'eman has served since 1994 as the Chairman and President of the Israel College. From 1989 to 1993, he served as Chairman and as a shareholder of several industrial, commercial and service companies. Mr. Ne'eman served as the President and CEO of Tadiran Electronic Industry Ltd. (“Tadiran”) from 1981 to 1989. Prior to that he held a number of management positions in the control and finance departments of Tadiran. Mr. Ne'eman is a certified public accountant and holds an accounting degree from the Hebrew University. Mr. Ne’eman serves as a member of the Audit and Nominating Committees of the Company’s Board of Directors.

Dov Ninveh. Dov Ninveh has served since 1994 as Chief Financial Officer and a manager in FEL. He serves as a director of Dan Hotels and Etanit Ltd. Mr. Ninveh served as a director of Elop from 1996 until 2000. From 1989 to 1994, he served as Deputy General Manager of Etanit Building Products Ltd. Mr. Ninveh holds a bachelor’s degree in economics and management from the Israel Institute of Technology.

Nathan Sharony (External Director). Nathan Sharony has served since 1997 as a director for several companies. He currently serves as a director for Bituach Yashir Ltd., an insurance company, Union Bank, Ormat Industries Ltd., Genoa Technologies Ltd. and Israel Bonds International Inc. From 1997 to 1999, he served as Chairman of Technorov. From 1994 to 1997, he was Chief Executive Officer of Israel Bonds, a U.S. brokerage. Mr. Sharony served as the Director General of the Israel Ministry of Industry and Trade from 1992 to 1994. Prior to that, Mr. Sharony held a number of positions in industry and government including head of the Israeli Government Economic Mission to the U.S., President and Chief Executive Officer of Elop and Vice President for Logistics of Tadiran Ltd. In 1982, Mr. Sharony completed 30 years of service in the Israel Defense Forces, retiring with the rank of Major General. Mr. Sharony participated in the Field Artillery Battery Officers Course in Fort Sill, Oklahoma. Mr. Sharony serves as Chairman of the Audit and Nominating Committees of the Company’s Board of Directors.

Directors Fees

At the annual general shareholders meeting held in 2004, the Company’s shareholders approved payment to directors thereafter in accordance with maximum regulatory rates payable to External Directors under Israeli law for companies similarly classified based on their shareholding equity. This amount currently includes an annual fee of $10,307 and a per meeting fee of $396. Such payments are made either directly to the director or to his or her employing company.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Messrs. Federmann, Arad, Asheri, Kolber, Ne’eman and Ninveh and Mrs. Baum are elected as directors of the Company.”

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

ITEM 2 - ELECTION OF YAACOV LIFSHITZ FOR AN ADDITIONAL TERM AS
EXTERNAL DIRECTOR

The Company is required under the Companies Law to have at least two External Directors on its Board of Directors. Among other requirements of the Companies Law, a person may not serve as an External Director if such person or such person’s relative, partner or employer, or any entity controlled by such person has, at any time during the two years up to the date of appointment, any affiliation with the Company, entities controlling the Company or entities controlled by the Company. The term “affiliation” is broadly defined in the Companies Law. In addition, no person may serve as an External Director if such person’s position or other business creates any conflict of interest with or impairs his or her responsibilities as an External Director.

Each committee of the Company’s Board of Directors is required to include at least one External Director, and all External Directors must be members of the Board of Directors’ Audit Committee. An External Director is entitled to compensation and to reimbursement of expenses as provided in regulations under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an External Director. External Directors are elected at a General Shareholders Meeting and serve for a three-year term. The term may be extended for an additional three-year term if the extension is approved by a General Shareholders Meeting.

Nathan Sharony and Yaacov Lifshitz currently serve as the Company's External Directors. Mr. Sharony has served as an External Director since March 2002, was re-elected in March 2005, and his term of office as an External Director expires in March 2008. The term of office of Mr. Lifshitz, who was elected as an External Director in July 2003, expires in July 2006.

The Nominating Committee has recommended to the Board of Directors that Mr. Lifshitz be nominated for re-election to an additional three-year term as an External Director, and Mr. Lifshitz has agreed to stand for re-election.

The Company’s Board of Directors has approved the recommendation of the Nominating Committee with respect to the re-election of Mr. Lifshitz for an additional three-year term as an External Director.

The Companies Law provides that a General Shareholders Meeting at which the appointment of an External Director is to be considered will not be held unless the nominee has declared to the Company that he or she complies with the qualifications for appointment as an External Director. The proposed nominee, Mr. Lifshitz, has represented to the Company that he complies with the qualifications for re-appointment as an External Director. If elected for an additional term as an External Director, he will hold office for a further three-year period unless his office is vacated earlier in accordance with the provisions of the Companies Law or the Company’s Articles of Association. If for any reason Mr. Lifshitz should be unable to serve, another person will be elected in accordance with applicable law.

Background information regarding Mr. Lifshitz, who is 62 on the date of this Proxy Statement, is as follows:

Yaacov Lifshitz serves as a director of several companies and as a lecturer in the fields of economics, public policy and management. He currently is a lecturer at the Department of Economics and the Department of Public Policy and Management of Ben-Gurion University and at the Department of Political Science of the Tel-Aviv University. He also currently serves on the Boards of Directors of Kali - Insurance Agencies Ltd., Carmel Investments Ltd. and Tesnet Software Testing Ltd. During the period from 1994 to 2002, Mr. Lifshitz served at various times as the Chairman of the Boards of Directors of Hamashbir Lazarchan Israel Ltd., Israel Military Industries Ltd., Spectronix Ltd., Dor Chemicals Ltd., Dor Energy Ltd., DorGas Ltd. and the Israeli Foreign Trade Risk Insurance Corp. Ltd. He also served from 1995 to 2002 as the Chairman of the Executive Board of the Israel Management Center. Prior to that he held various senior positions in government, banking and industry, including Director General of the Israel Ministry of Finance, Chief Economic Advisor to the Israel Ministry of Defense, Senior Vice President and Chief Credit Officer of Israel Discount Bank and President and CEO of Electra (Israel) Ltd. Mr. Lifshitz holds a bachelor’s degree in economics and political science and a master’s degree in economics from the Hebrew University. Mr. Lifshitz is a member of the Audit and Compensation Committees of the Company’s Board of Directors. Mr. Lifshitz has also been designated by the Company’s Board of Directors as the “Audit Committee Financial Expert” under applicable U.S. and Israeli rules and regulations.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Mr. Yaacov Lifshitz be elected for an additional three-year term as an External Director of the Company”.

The Board of Directors recommends a vote FOR approval of this resolution.

ITEM 3 - RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS
FOR FISCAL YEAR 2006

Following the recommendation by the Company’s Audit Committee, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global Certified Public Accountants, will be appointed as independent auditors of the Company for the fiscal year ending on December 31, 2006. A representative of the independent auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders. Such auditors served as the Company’s auditors for fiscal year 2005 and have no relationship with the Company or with any affiliate of the Company, except as auditors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that the Company’s independent auditors, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, are re-appointed as independent auditors of the Company for the fiscal year ending December 31, 2006.”

The Board of Directors recommends a vote FOR approval of this resolution.

MATTERS TO BE REPORTED

In addition, at the Meeting the Company will present or report on the following matters relating to fiscal year 2005:

•	its Independent Auditors’ Report, Management Report and Consolidated Financial Statements for the fiscal year ended December 31, 2005;
•	the dividend paid to shareholders;
•	the compensation paid to the Company’s directors; and
•	the compensation arrangement with the Company’s independent auditors.

By Order of the Board of Directors

/s/ MICHAEL FEDERMANN
MICHAEL FEDERMANN
Chairman of the Board of Directors

/s/ JOSEPH ACKERMAN
JOSEPH ACKERMAN
President and Chief Executive Officer

Date: July 13, 2006

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                (IN U.S. DOLLARS)

--------------------------------------------------------------------------------
                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005
                                 IN U.S. DOLLARS

                                 C O N T E N T S

                                                                     PAGE
                                                                 ------------
REPORT OF INDEPENDENT REGISTRED PUBLIC ACCOUNTING FIRM                 2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                         3 - 4

Consolidated Statements of Income                                     5

Statements of Changes in Shareholders' Equity                       6 - 7

Consolidated Statements of Cash Flows                               8 - 9

Notes to the Consolidated Financial Statements                     10 - 60

                                  # # # # # # #

                                       1

[LOGO OF ERNST & YOUNG]  KOST FORER GABBAY & KASIERER       Phone: 972-4-8654000
                         2 Pal-Yam St.                      Fax:   972-4-8654022
                         Haifa-33095, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
ELBIT SYSTEMS LTD.

We have audited the  accompanying  consolidated  balance sheets of Elbit Systems
Ltd. ("the  Company") and its  subsidiaries as of December 31, 2005 and 2004 (as adjusted - see Note 1(G)),  and the related  consolidated  statements of income, changes  in the  shareholders'  equity  and cash flows for the each of the three years in the period  ended  December  31,  2005.  Our audits also  included  the financial statement schedule listed in the Index at Item 19a. These consolidated financial  statements  and  schedule  are the  responsibility  of the  Company's management.  Our  responsibility is to express an opinion on these  consolidated financial  statements  and  schedule  based on our audits.  We did not audit the financial  statements of a majority-owned  subsidiary,  which statements reflect total assets constituting 16.3% in 2005 and total revenues  constituting 1.5% in
2005,  respectively,   of  the  related  consolidated  totals.  Those  financial
statements were audited by other auditors whose report has been furnished to us, and our  opinion,  insofar  as it  relates  to the  amounts  included  for  this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company's  internal  control over  financial  reporting.  Our audit included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the  purpose  of  expressing  an  opinion  on the  effectiveness  of the
Company's internal control over financial reporting.  Accordingly, we express no such  opinion.  An audit also  includes  examining,  on a test  basis,  evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management, and evaluating the overall  financial  statement  presentation.  We believe that our audits  and the  report of other  auditors  provide a  reasonable  basis for our opinion.

In our  opinion,  based on our  audits  and the  report of other  auditors,  the consolidated  financial  statements  referred to above  present  fairly,  in all material  respects,  the consolidated  financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the  consolidated  results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity  with U.S generally  accepted  accounting principles. Also, in our opinion, the related financial statement schedule, when considered  in  relation  to the basic  financial  statements  taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2(X) to the consolidated  financial statements,  on January
1,  2004  the  Company   adopted  SFAS  No.  123   "Accounting  for  Stock-Based
Compensation."

                                               /s/ Kost Forer Gabbay & Kasierer
                                               KOST FORER GABBAY & KASIERER
                                             A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, Israel
March 14, 2006

                                       2

SOMEKH CHAIKIN                         TELEPHONE 972 3 684 8000
KPMG MILLENNIUM TOWER                  FAX 972 3 684 8444
17 HA'ARBA'E STREET P0 BOX 609         INTERNET WWW.KPRNG.CO.IL
TEL AVIV 61006 ISRAEL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF ELISRA ELECTRONIC SYSTEMS LIMITED

We have audited the accompanying consolidated balance sheets of Elisra
Electronic Systems Limited ("the Company") and its subsidiaries as at December
31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years the last of which ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 49% and 42% of the total consolidated assets as at
December 31, 2005 and 2004, respectively, and whose revenues constitute approximately 46%, 36% and 41% of the total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the aforementioned subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on, a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as at
December 31, 2005 and 2004, and the results of their operations, changes in shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America (U.S. GAAP). Information relating to the nature and effect of such differences is provided in Note 22 to the financial statements.

As explained in Note 2A, the aforementioned financial statements are expressed in U.S. dollars.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

Tel -- Aviv, Israel
March 5, 2006

DELOITTE

                                                      Brightman Almagor
                                                      1 Azrieli Center
                                                      Tel Aviv 67021
                                                      P0 B 16593
                                                      Tel Aviv 61164
                                                      Israel

                                                      Tel: 972(3)6085555 &
                                                      Fax: 972 (3) 609 4022
                                                      info@deloitte.co.il
                                                      www deloitte.co.il

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                          Tadiran Electronic System Ltd

We have audited the accompanying balance sheets of Tadiran Electronic System
("the Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its
management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

ln our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,
2005 and 2004, and the results of its operations, changes in its shareholders'
equity and its cash flows for the three years, in the period ended December 31,
2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.

/s/ Brightman Almagor & Co

Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
February 15, 2006

Audit .Tax.Consulting.Financial Advisory.

DELOITTE

                                                      Brightman Almagor
                                                      1 Azrieli Center
                                                      Tel Aviv 67021
                                                      P0 B 16593
                                                      Tel Aviv 61164
                                                      Israel

                                                      Tel: 972(3)6085555 &
                                                      Fax: 972 (3) 609 4022
                                                      info@deloitte.co.il
                                                      www deloitte.co.il

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                             Tadiran Spectralink Ltd

We have audited the accompanying balance sheets of Tadiran Spectralink Ltd ("the
Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its
management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

ln our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,
2005 and 2004, and the results of its operations, changes in its shareholders'
equity and its cash flows for the three years, in the period ended December 31,
2005, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.

/s/ Brightman Almagor & Co

Brightman Almagor & Co
Certified Public Accountants
Tel Aviv, Israel
February 15, 2006

Audit .Tax.Consulting.Financial Advisory.

HOBERMAN, MILLER, GOLDSTEIN & LESSER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

                                         226 WEST 26TH STREET New York, NY 10001

                                           (212) 463-0900    Fax (212) 691 -6452

REPORT OF INDEPENDENT REGSTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Microwave Networks Solutions, Inc.

We have audited the accompanying balance sheets of Microwave Networks Solutions,
Inc. as of December 31, 2005 and 2004, and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microwave Networks Solutions,
Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hoberman, Miller, Goldstein & Lesser, CPS's, P.C.

January 13, 2006

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                               December 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT ASSETS:
Cash and cash equivalents                                                              $     93,887      $     34,109
Short-term bank deposits                                                                        742               738
Trading securities                                                                            2,282                 -
Trade receivables, (net of allowance for doubtful
    accounts in the amount of $3,221 and $3,064 as of December
    31, 2005 and 2004, respectively)                                      (3)               346,689           214,816
Other receivables and prepaid expenses                                    (4)                67,096            51,794
Inventories, net of advances                                              (5)               328,428           248,041
                                                                                      --------------    --------------
Total current assets                                                                        839,124           549,498
                                                                                      --------------    --------------

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership                     (6A)              194,994            47,873
Investments in other companies                                            (6B)                6,345            11,745
Compensation receivable in respect of fire damages, net                   (7)                15,530                --
Long-term bank deposits and trade receivables                             (8)                 2,457             2,102
Severance pay fund                                                        (2P)              133,570            82,998
                                                                                      --------------    --------------
                                                                                            352,896           144,718
                                                                                      --------------    --------------

PROPERTY, PLANT AND EQUIPMENT,  NET                                       (9)               284,997           244,288
                                                                                      --------------    --------------

INTANGIBLE ASSETS:                                                        (10)
Goodwill                                                                                     63,957            33,706
Other intangible assets, net                                                                 78,771            62,281
                                                                                      --------------    --------------
                                                                                            142,728            95,987
                                                                                      --------------    --------------

                                                                                        $ 1,619,745       $ 1,034,491
                                                                                      ==============    ==============

*   Adjusted (See Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                        3

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                               DECEMBER 31,
                                                                                      --------------------------------
                                                                          NOTE            2005            2004 (*)
                                                                       -----------    --------------    --------------

CURRENT LIABILITIES:

Short-term bank credit and loans                                          (11)        $      30,296     $       8,592

Current maturities of long-term loans                                     (14)                7,355             1,656
Trade payables                                                                              120,260           113,691
Other payables and accrued expenses                                       (12)              216,539           172,109
Customers advances in excess of
    costs incurred on contracts in progress                               (13)              237,718            80,109
                                                                                      --------------    --------------
Total current liabilities                                                                   612,168           376,157
                                                                                      --------------    --------------

LONG-TERM LIABILITIES:
Long-term loans                                                           (14)              224,982            86,234
Advances from customers                                                   (13)              122,263            10,320
Deferred income taxes                                                     (16)               31,424            24,516
Accrued termination liability                                           (15, 2P)            165,224           100,740
                                                                                      --------------    --------------
                                                                                            543,893           221,810
                                                                                      --------------    --------------

COMMITMENTS  AND CONTINGENT  LIABILITIES                                  (17)

MINORITY INTERESTS                                                                           12,907             4,340
                                                                                      --------------    --------------

SHAREHOLDERS' EQUITY:                                                     (18)
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
    Authorized -  80,000,000 shares as of
    December 31, 2005 and 2004;
    Issued - 41,375,545 and 40,969,947 shares as
    of December 31, 2005 and 2004, respectively;
    Outstanding - 40,966,624 and 40,561,026 shares
    as of December 31, 2005 and 2004,  respectively                                          11,636            11,548
Additional paid-in capital                                                                  278,679           274,432
Accumulated other comprehensive loss                                                         (1,340)           (4,742)
Retained earnings                                                                           166,123           155,267
Treasury shares - 408,921 shares as of
   December 31, 2005 and 2004                                                                (4,321)           (4,321)
                                                                                      --------------    --------------
                                                                                            450,777           432,184
                                                                                      --------------    --------------
                                                                                      $   1,619,745     $   1,034,491
                                                                                      ==============    ==============

*    Adjusted (See Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                       4

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

                                                                                         YEAR ENDED DECEMBER 31,
                                                                               -------------------------------------------
                                                                       NOTE        2005          2004 (*)         2003
                                                                       ---     -----------     -----------     -----------

Revenues                                                               (19)    $ 1,069,876     $   939,925     $   897,980
Cost of revenues                                                                   786,616         689,626         672,711
Restructuring expenses (pre-contract costs and equipment write-off)
                                                                       (1H)          3,488               -               -
                                                                               -----------     -----------     -----------
           Gross profit                                                            279,772         250,299         225,269
                                                                               -----------     -----------     -----------

Research and development expenses, net                                 (20)         71,903          66,846          54,919
Marketing and selling expenses                                                      78,648          69,912          69,943
General and administrative expenses                                                 54,417          47,832          46,077
In process research and development write-off                          (1H)           7,490              -               -
                                                                               -----------     -----------     -----------
                                                                                   212,458         184,590         170,939
                                                                               -----------     -----------     -----------

      Operating income                                                              67,314          65,709          54,330

Financial expenses, net                                                (21)        (11,472)         (5,852)         (4,870)
Other income (expenses), net                                           (6B)         (5,326)            770              53
                                                                               -----------     -----------     -----------
      Income before taxes on income                                                 50,516          60,627          49,513
Taxes on income                                                        (16)         16,335          15,219          11,334
                                                                               -----------     -----------     -----------
                                                                                    34,181          45,408          38,179
Equity in net earnings (losses) of affiliated companies and
   partnership **                                                      (1G)         (1,636)          6,645           7,209
Minority interests in losses (earnings) of subsidiaries                                (58)           (180)            557
                                                                               -----------     -----------     -----------
      Net income                                                               $    32,487     $    51,873     $    45,945
                                                                               ===========     ===========     ===========
Earnings per share
   Basic net earnings per share                                                $      0.80     $      1.30     $      1.18
                                                                               ===========     ===========     ===========

   Diluted net earnings per share                                              $      0.78     $      1.26     $      1.14
                                                                               ===========     ===========     ===========

   Number of shares used in computation of basic net earnings per
   share                                                                            40,750          39,952          39,061
                                                                               ===========     ===========     ===========

   Number of shares used in computation of diluted net earnings per
   share                                                                            41,623          41,041          40,230
                                                                               ===========     ===========     ===========

*    Adjusted (See Note 1G)

** Includes in process research and development write-off of $8,500 in 2005

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                       5

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE         PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL          INCOME (LOSS)
                                              ------------    -------------   -------------    ----------------

BALANCE AS OF  JANUARY 1, 2003                  38,803,507        $ 11,154     $   248,387     $       (2,882)

Exercise of options                                533,797             119           5,147                  -
Tax benefit in respect of options exercised              -               -             758                  -
Stock based compensation                                 -               -           4,741                  -
Dividends paid                                           -               -               -                  -
Other comprehensive income (loss)
   net of tax:                                           -               -               -                  -
Unrealized loss on derivative instruments                -               -               -               (578)
Foreign currency translation differences                 -               -               -                340
Minimum pension liability adjustment                     -               -               -               (872)
Net income                                               -               -               -                  -

                                              ------------    -------------   -------------    ----------------
 Total comprehensive income

BALANCE AS OF DECEMBER 31, 2003                 39,337,304        $ 11,273     $   259,033     $       (3,992)

  Exercise of options                            1,223,722             275          10,985
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                          -               -            (152)                  -
  Tax benefit in respect of options exercised           -               -           1,179                   -
  Stock based compensation                              -               -           3,387                   -
  Dividends paid                                        -               -               -                   -
  Other comprehensive income (loss)
   net of tax:                                          -               -               -                   -
  Unrealized loss on derivative instruments             -               -               -                (299)

  Foreign currency translation differences              -               -               -                 450
  Minimum pension liability adjustment                  -               -               -                (901)
  Net income                                            -               -               -                   -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income

BALANCE AS OF DECEMBER 31, 2004*               40,561,026     $     11,548    $   274,432      $       (4,742)
                                              ============    =============   =============    ================

* Adjusted (see Note 1G)

                                                                                       TOTAL            TOTAL
                                                  RETAINED        TREASURY         SHAREHOLDERS'    COMPREHENSIVE
                                                   EARNINGS         SHARES            EQUITY            INCOME
                                                -------------   -------------     -------------    ----------------

BALANCE AS OF  JANUARY 1, 2003                    $  159,023      $ (4,321)        $   411,361

Exercise of options                                        -             -               5,266
Tax benefit in respect of options exercised                -             -                 758
Stock based compensation                                   -             -               4,741
Dividends paid                                       (14,882)            -             (14,882)
Other comprehensive income (loss)
   net of tax:                                             -             -                   -
Unrealized loss on derivative instruments                  -             -                (578)     $         (578)
Foreign currency translation differences                   -             -                 340                 340
Minimum pension liability adjustment                       -             -                (872)               (872)
Net income                                            45,945             -              45,945              45,945
                                                  ------------    ------------    ---------------   ---------------
 Total comprehensive income                                                                         $       44,835
                                                                                                    ===============
BALANCE AS OF DECEMBER 31, 2003                   $  190,086      $ (4,321)        $   452,079

  Exercise of options                                                                   11,260
  Cumulative effect of first time adoption of
   the fair value based method for stock
   based compensation expenses                             -             -                (152)
  Tax benefit in respect of options exercised              -             -               1,179
  Stock based compensation                                 -             -               3,387
  Dividends paid                                     (86,692)            -             (86,692)
  Other comprehensive income (loss)
   net of tax:                                             -             -
  Unrealized loss on derivative instruments                -             -                (299)      $        (299)
  Foreign currency translation differences                 -             -                 450                 450
  Minimum pension liability adjustment                     -             -                (901)               (901)
  Net income                                          51,873             -              51,873              51,873
                                                  ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $       51,123
                                                                                                    =================
BALANCE AS OF DECEMBER 31, 2004*                  $  155,267      $ (4,321)        $   432,184
                                                  ============    ============    ===============
* Adjusted (see Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements

                                       6

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
-------------------------------------------------------------------------------
U.S. dollars (In thousands, except share data)

                                                                                                  ACCUMULATED
                                               NUMBER OF                       ADDITIONAL            OTHER
                                              OUTSTANDING        SHARE          PAID-IN          COMPREHENSIVE
                                                SHARES          CAPITAL         CAPITAL              LOSS
                                              ------------    -------------   -------------    ----------------

BALANCE AS OF JANUARY 1, 2005                  40,561,026       $   11,548      $  274,432         $   (4,742)
  Exercise of options                             405,598               88           3,423                  -
  Tax benefit in respect of options exercised           -                -             652                  -
  Stock based compensation                              -                -             172                  -
  Dividends paid                                        -                -               -                  -
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments             -                -               -              6,412
  Foreign currency translation differences              -                -               -               (924)
  Minimum pension liability adjustment                  -                -               -             (2,086)
  Net income                                            -                -               -                  -
                                              ------------    -------------   -------------    ----------------
  Total comprehensive income

BALANCE AS OF DECEMBER 31, 2005                40,966,624      $    11,636      $  278,679         $   (1,340)
                                              ============    =============   =============    ================

                                                                                      TOTAL              TOTAL
                                                  RETAINED        TREASURY        SHAREHOLDERS'      COMPREHENSIVE
                                                  EARNINGS         SHARES             EQUITY             INCOME
                                                 ------------    ------------    ---------------   -----------------

BALANCE AS OF JANUARY 1, 2005                       $155,267       $  (4,321)    $     432,184
  Exercise of options                                      -               -             3,511
  Tax benefit in respect of options exercised              -               -               652
  Stock based compensation                                 -               -               172
  Dividends paid                                     (21,631)              -           (21,631)
  Other comprehensive income (loss)
   net of tax:
  Unrealized gain on derivative instruments                -               -             6,412           6,412
  Foreign currency translation differences                 -               -              (924)           (924)
  Minimum pension liability adjustment                     -               -            (2,086)         (2,086)
  Net income                                          32,487               -            32,487          32,487
                                                 ------------    ------------    ---------------   -----------------
  Total comprehensive income                                                                        $   35,889
                                                                                                   =================
BALANCE AS OF DECEMBER 31, 2005                   $  166,123     $    (4,321)    $     450,777
                                                 ============    ============    ===============

ACCUMULATED OTHER COMPREHENSIVE LOSS (NET OF TAXES)
---------------------------------------------------

                                                                             DECEMBER 31,
                                                                         2005             2004
                                                                    ---------------    ------------

Accumulated gains (losses) on derivative instruments                $      5,535       $     (877)
Accumulated foreign currency translation differences                        (134)             790
Accumulated minimum pension liability adjustment                          (6,741)          (4,655)
                                                                    ---------------    ------------
Accumulated other comprehensive loss                                $     (1,340)      $   (4,742)
                                                                    ===============    ============

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                       7

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
 U.S. dollars (In thousands)

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------------
                                                                                         2005         2004**         2003
                                                                                      ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                            $  32,487     $  51,873     $  45,945
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization                                                            57,718        42,261        37,890
Purchased in process R&D                                                                  7,490             -             -
Stock based compensation                                                                    172         3,387         4,741
Deferred income taxes                                                                     6,551           153            35
Accrued severance pay, net                                                               (6,707)       (2,304)       (1,240)
Loss (gain) on sale of property, plant and equipment                                       (731)          143          (915)
Tax benefit in respect of options exercised                                                 652         1,179           758
Minority interests in earnings (losses) of subsidiaries                                      58           180          (557)
Equity in net losses (earnings) of affiliated companies and partnership, net of
      dividend received (*)                                                              13,805         1,505        (4,995)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses      (43,420)      (16,871)       45,297
Decrease (increase) in inventories                                                      (43,679)        2,932       (38,651)
Increase (decrease) in trade payables, other payables and accrued expenses              (37,859)       20,522        32,147
Increase (decrease) in advances received from customers                                 202,450       (18,535)      (27,855)
Settlement of royalties with the Office of the Chief Scientist                           (1,371)       (3,714)       (1,581)
Other adjustments                                                                             -        (1,228)          337
                                                                                      ---------     ---------     ---------
Net cash provided by operating activities                                               187,616        81,483        91,356
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                               (58,735)      (53,008)      (61,287)
Acquisition of subsidiaries and businesses  (Schedule A)                                (28,331)       (2,315)       (2,458)
Investments in affiliated companies                                                    (160,861)      (18,391)       (1,049)
Proceeds from sale of property, plant and equipment                                       2,712         2,560         5,815
Proceed from sale of investment                                                           3,100             -             -
Investment in long-term bank deposits                                                    (1,089)       (1,203)       (1,750)
Proceeds from sale of long-term bank deposits                                             1,501         1,507         3,568
Collection of long-term loan                                                                  -             -         2,400
Short-term bank deposits, net                                                                (4)          (48)          960
                                                                                      ---------     ---------     ---------
Net cash used in investing activities                                                  (241,707)      (70,898)      (53,801)
                                                                                      ---------     ---------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options                                                         3,511        11,260         5,266
Repayment of long-term bank loans                                                       (85,035)      (35,826)      (27,066)
Receipt of long-term bank loans                                                         216,500        58,410        10,000
Dividends paid                                                                          (21,631)      (86,692)      (14,882)
Change in short-term bank credit and  loans, net                                            524           216       (10,997)
                                                                                      ---------     ---------     ---------
Net cash provided by (used in) financing activities                                     113,869       (52,632)      (37,679)
                                                                                      ---------     ---------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                     59,778       (42,047)         (124)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                   34,109        76,156        76,280
                                                                                      ---------     ---------     ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                      $  93,887     $  34,109     $  76,156
                                                                                      =========     =========     =========
(*) Dividend received                                                                 $  12,169     $   8,150     $   2,214
                                                                                      =========     =========     =========
(**) Adjusted (See Note 1G)

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                       8

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                    ----------------------------------
                                                                                      2005         2004         2003
                                                                                    --------     --------     --------
SUPPLEMENTAL CASH FLOW ACTIVITIES:

Cash paid during the year for:

Income taxes                                                                        $ 21,475     $ 13,305     $ 14,666
                                                                                    ========     ========     ========
Interest                                                                            $ 13,151     $  3,122     $  4,034
                                                                                    ========     ========     ========

SCHEDULE A:
Subsidiaries and businesses acquired (*)

Estimated net fair value of assets acquired and liabilities  assumed at the date of acquisition was as follows:

Working capital, net (excluding cash and cash equivalents)                          $ 39,273     $   (707)    $    657
Property, plant and equipment                                                        (28,875)         (10)        (249)
Other long term assets                                                               (74,363)           -            -
Goodwill and other intangible assets                                                 (53,291)      (1,598)      (1,334)
In process R&D                                                                        (7,490)           -            -
Deferred income taxes                                                                  5,404            -       (1,765)
Long-term liabilities                                                                 82,730            -          198
Minority interest                                                                      8,281            -           35
                                                                                    --------     --------     --------
                                                                                    $(28,331)    $ (2,315)    $ (2,458)
                                                                                    ========     ========     ========

(*)      In 2003 a European subsidiary (see Note 1(C)) and AD&D (see Note 1(D)).
         In 2004 the assets of Computer  Instruments  Corporation Inc. (see Note
         1(E))
         In 2005 the assets of IMI (see Note 1(F)) and the shares of Elisra (see
         Note 1(H))

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                       9

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL

         A.       Elbit Systems Ltd. (the "Company") is an Israeli  corporation,
                  40.6%  owned by the  Federmann  Group,  and 7.6% owned by Koor
                  Industries Ltd. ("Koor").  The Company's  shares are traded on the Tel Aviv Stock Exchange and on the Nasdaq  National Market
                  in the United States.  The Company and its  subsidiaries  (the
                  "Group")   are   engaged   mainly  in  the  field  of  defense
                  electronics. The Company's principal wholly-owned subsidiaries are the Elbit Systems of America  ("ESA")  companies and Elbit
                  Systems Electro-Optics Industries El-Op Ltd. ("El-Op").

         B.       A majority of the Group's  revenues are derived from direct or indirect sales to governments or to governmental  agencies. As a  result,  a  substantial  portion  of the  Group's  sales is
                  subject  to  the  special  risks   associated  with  sales  to
                  governments or to governmental agencies.  These risks include, among others,  the  dependency  on the resources  allocated by governments  to  defense  programs,  changes  in  governmental priorities  and changes in  governmental  approvals  regarding export  licenses  required for the Group  products and for its suppliers. As for major customers, refer to Note 19(C).

         C.       In June 2003, the Company  (through El-Op) acquired all of the outstanding  ordinary shares of a European  entity,  a company registered in Belgium,  in  consideration  for $1,846 in cash, which were  allocated to the fair value of net tangible  asset acquired.  The  acquisition  was accounted for by the purchase method of accounting.

                  This   subsidiary   develops,    manufactures   and   supports
                  electro-optical  products,  mainly for the  defense  and space markets.

                  The results of this subsidiary's operations have been included in the  consolidated  financial  statements  from  the date of acquisition.

                  Pro forma  information in accordance with SFAS No. 141 has not been  provided,  since  the  revenues  and net  income of this subsidiary were not material in relation to total consolidated revenues and net income for the year 2003.

         D.       In July 2003, the Company  acquired  approximately  54% of the outstanding shares of Aero Design Development Ltd. ("AD&D") an
                  Israeli  company  in  consideration  for  $1,406 in cash.  The acquisition  was  accounted  for by  the  purchase  method  of accounting.

                  AD&D develops,  manufactures  and builds  airborne  models and other engineered products.

                  The  excess of the  purchase  price over the fair value of net tangible assets acquired in the amount of approximately $1,334 was  allocated to  technology  ($1,000) to be amortized by the straight-line  method  over  a  period  of  ten  years  and to goodwill ($334).

                  The  results of AD&D's  operations  have been  included in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.

                                       10

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On July  2005,  the  Company  completed  the  purchase  of the remaining shares of AD&D in consideration  for $1,025 in cash.
                  The  excess of the  purchase  price over the fair value of net tangible assets acquired in the amount of approximately $1,214 was  allocated  to  technology  ($900) to be  amortized by the straight-line  method  over a  period  of eight  years  and to goodwill ($341).

                  Pro forma  information in accordance with SFAS No. 141 has not been provided,  since the revenues and net income of AD&D were not  material in relation to total  consolidated  revenues and net income for the years 2003, 2004 and 2005.

         E.       In August  2004,  the Company  (through a  subsidiary  of ESA)
                  acquired a business from Computer Instruments Corporation Inc.
                  ("CIC")   of   Westbury,   New  York  in   consideration   for
                  approximately  $2,315 in cash.  The acquired  assets relate to the design and manufacture of aviation  pressure  transducers, air data probes and air data computers.

                  The  acquisition  was accounted for by the purchase  method of accounting.  The  excess of the  purchase  price over the fair market value of the net tangible assets acquired in the amount of approximately  $1,598 was allocated to technology and other intangible  assets to be  amortized  over a  weighted  average period of seven years.

                  The  results of CIC's  operations  have been  included  in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.

                  Pro forma  information in accordance with SFAS No. 141 has not been  provided,  since the revenues and net income of CIC were not  material in relation to total  consolidated  revenues and net income for the years 2003 and 2004.

         F.       In  March  2005,   the  Company,   through  its   wholly-owned
                  subsidiary   Cyclone  Aviation   Products  Ltd.   ("Cyclone"),
                  acquired  from Israel  Military  Industries  Ltd.  ("IMI") the assets  and  customers'  contracts  related  to  the  Aircraft
                  Systems   Division  of  IMI  ("the   Aircraft   Division")  in
                  consideration  for  approximately  $7  million,  paid  in cash
                  (approximately  $1 million out of which $718 was paid  through balance sheet date) and assumed  liabilities of  approximately
                  $6  million.  The excess of the  purchase  price over the fair value  of  net  tangible  assets  acquired  in the  amount  of approximately  $1,500 was allocated to customers' contracts to be amortized over an estimated period of four years.

                  The  Aircraft  Division   manufactures   weapon  payloads  and
                  external fuel tanks for fighter aircraft.

                  The financial results of the business acquired are included in the Company's  consolidated financial statements from the date of acquisition.

                  Pro forma  information in accordance with SFAS No. 141 has not been  provided,  since  the  revenues  and net  income  of the
                  Aircraft  Division  are not  material in relation to the total consolidated  revenues  and net  income for the years 2004 and
                  2005.

                                       11

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         G.       On December 27, 2004,  the Company  reached an agreement  with
                  Koor  to   purchase   all  of  Koor's   holdings   in  Tadiran
                  Communications    Ltd.    ("Tadiran"),    which    represented
                  approximately a 32% interest in Tadiran, at a price of $37 per share.  This purchase was to be made  concurrently with Koor's purchase of a portion of the Company's  shares from  Federmann
                  Enterprises Ltd. ("Federmann"). Tadiran is an Israeli company, whose  shares are traded on the Tel Aviv Stock  Exchange.  The purchase of the interest in Tadiran was made in several stages as detailed below.

                  During   2004,   the  Company   acquired   4.3%  of  Tadiran's
                  outstanding   shares  on  the  Tel  Aviv  Stock   Exchange  in
                  consideration for $15,900. In 2004 the investment in Tadiran's shares was accounted for as available-for-sale securities.

                  In the first and the  second  quarters  of 2005,  the  Company acquired  additional  17% of Tadiran's  outstanding  shares in consideration for $74,100.

                  As a result of the  acquisition in the second quarter of 2005, the  Company  was able to exercise  significant  influence  on
                  Tadiran.  In  accordance  with APB 18, "The  Equity  Method of
                  Accounting for  Investments  in Common  Stock",  the Company's
                  interest in Tadiran,  which was  previously  accounted  for as available-for-sale  securities,  was  accounted  retroactively
                  under  the   equity   method  of   accounting   ("step-by-step
                  acquisition").   Implementing  the  step-by-step   acquisition
                  method  resulted in a adjustments  of the Company's  financial statements  for 2004,  in which the  Company's  investment  in
                  Tadiran was accounted for as available-for-sale securities.

                  The following are the effects of the adjustments:

                  (1)    Consolidated balance sheet

                                                                                   December 31, 2004
                                                                        ---------------------------------------
                                                                            As          Effect of          As
                                                                        reported       adjustments     adjusted
                                                                        ---------      ---------      ---------

                   Other receivables and prepaid expenses               $  51,042      $     752      $  51,794
                   Investment in affiliated companies and
                   partnership                                             33,124         14,749         47,873
                   Available for sale securities                           18,017        (18,017)             -
                   Accumulated other comprehensive loss, net of tax        (3,346)        (1,396)        (4,742)
                   Retained earnings                                      156,387         (1,120)       155,267
                   Total  shareholders' equity                          $ 434,700      $  (2,516)     $ 432,184

                     (2) Consolidated statement of income

                                                                              Year ended December 31, 2004
                                                                        ---------------------------------------
                                                                            As         Effect of         As
                                                                        reported     adjustments      adjusted
                                                                        ---------    -----------      ---------

                   Equity in net earnings of affiliated companies
                   and partnership                                    $    7,765     $  (1,120)     $    6,645
                   Net income                                             52,993        (1,120)         51,873
                   Basic net earnings per share                             1.33         (0.03)           1.30
                   Diluted net earnings per share                     $     1.29     $   (0.03)     $     1.26

                                       12

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  On August 25, 2005, the Company  purchased an additional  5.2%
                  of Tadiran's  outstanding shares in consideration for $23,000.
                  Following this purchase,  the Company held approximately 26.5%
                  of Tadiran's shares.

                  On November 30, 2005, , the Company  completed the purchase of
                  the   remaining   shares   held  by  Koor  in   Tadiran,   for
                  approximately  $59.3 million in cash. As of December 31, 2005, the Company holds approximately 40% of Tadiran's shares.

                  The excess of the amounts paid for the Tadiran shares acquired during 2004 and 2005 over their book value is detailed  below.
                  Based  on  a  purchase  price   allocation   analysis  ("PPA")
                  performed  by  an   independent   advisor,   this  excess  was
                  attributed as follows:

                                                        In the       In the       In the
                                           Until the     first        third       fourth
                                             end of     half of      quarter      quarter
                                              2004       2005        of 2005      of 2005       Total    Expected useful lives
                                           ---------    --------     -------      -------       -----    ---------------------

In Process R&D ("IPR&D")                      $ 1,000    $ 4,000      $ 1,200      $ 3,300    $ 9,500    immediate write-off
Inventory                                         300      1,200          400          900      2,800    up to a quarter
Other tangible assets and liabilities             100        300          100          200        700    5 years
Brand name                                        800      3,200        1,000        2,500      7,500    15 years
Customer base and backlog                       4,100     16,000        4,900       12,700     37,700    2-12 years
Technology                                      2,400      9,500        2,900        7,500     22,300    10 years
Goodwill                                        1,600     17,600        5,800       14,600     39,600    indefinite-subject to
                                                                                                         annual impairment test
                                           ----------- ---------- ------------- ----------- ------------
Total excess of  consideration
over book value                               $10,300    $51,800      $16,300      $41,700   $120,100
                                           =========== ========== ============= =========== ============
Percentage of interest acquired in
Tadiran                                       4.3%        17%         5.2%        13.5%         40%
                                           =========== ========== ============= =========== ============

         H.       On July 6, 2005,  the Company signed an agreement with Koor to acquire  all of  Koor's  70%  holdings  in  Elisra  Electronic
                  Systems Ltd. ("Elisra"),  an Israeli company, in consideration for $70 million ($68.8 million after certain  adjustments)  in cash.  The  parties  also agreed on an  additional  contingent
                  consideration  as  a  result  of  future  insurance   proceeds
                  relating to the fire at Elisra's plant in 2001 (see Note 7).

                  The  agreement  for  acquiring  Koor's  holdings in Elisra was signed  following  the  approval  of  the  transaction  by the
                  Company's Audit Committee and Board of Directors, who obtained a fairness opinion from an independent appraiser regarding the consideration  to be paid for the Elisra  shares and following the Company's shareholders approval in August 2005.

                  On November 30, 2005,  simultaneously  with the acquisition of
                  Koor's shares in Tadiran,  the Company  completed the purchase of all of the shares of Koor in Elisra for approximately $68.8 million in cash.  Following the completion of the transaction, the Company owns 70% of Elisra.

                                       13

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except per share data)

NOTE 1 - GENERAL (CONT.)

                  The  completion  of the purchase of the Elisra shares was made possible  following  the  receipt of all  required  approvals, including  that  of  the  Israeli  Antitrust  Authorities.  In accordance with the Israeli  antitrust  approval,  the Company has agreed to  fulfill  conditions  imposed  by the  Antitrust
                  Authorities  related to the  market  environment  between  the
                  Company and Israel  Aircraft  Industries Ltd.  ("IAI"),  which holds the balance of  Elisra's  shares.  Should the  Antitrust
                  Authorities conclude,  during the course of a five-year period following the  acquisition,  that the Company has not complied with  such  conditions,  the  Antitrust  Authorities  may take various  measures,  including  steps that could  result in the cessation  of the joint  holdings in Elisra by the Company and
                  IAI.

                  Elisra has significant complementary technologies and customer installment  base to  those of the  Group  in areas  including
                  ELINT systems,  EW suites,  airborne  warning systems and data
                  links.   The   Company's   management   believes   that   such
                  technologies  and  customer  installment  base will enable the
                  Group to offer more  comprehensive  turnkey  solutions  to its customers and strengthen its competitive position.

                  The excess of the amount paid for the Elisra  shares  acquired over their book value is approximately $60.2 million. Based on a PPA  performed by an  independent  advisor,  this excess was attributed as follows:

                                                                            Expected useful lives
                                                                            ---------------------

                     IPR&D                                        $7,500    immediate write-off
                     Inventory                                     1,200    up to 2 quarters
                     Land and  buildings                           5,700    20 years
                     Customer base and backlog                    11,800    10 years
                     Technology                                    9,500    10 years
                     Deferred taxes                               (5,400)   According to the relevant item above
                     Goodwill                                     29,900    indefinite - subject to annual impairment test
                                                        -----------------
                                                                 $60,200
                                                        =================

                  The results of Elisra's  operations  have been included in the
                  consolidated   financial   statements   from   the   date   of
                  acquisition.  Regarding performance  information in accordance with SFAS 141, see below.

                  The following  unaudited  proforma data is based on historical financial statements of the Company and Elisra and is provided for comparative  purposes only. The proforma  information does not  purport to be  indicative  of the results  that  actually would have  occurred  had the purchase of the shares have been consummated prior to the beginning of the reported periods.

                  The proforma information reflects the results of the Company's operations assuming that Elisra's results were included in the
                  Company's  consolidated  results prior to each of the reported periods, and under the following assumptions:

                                       14

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

         (1)      Intangible  assets  (customer  base,  backlog and  technology)
                  arising   from  the   acquisition   of   Elisra's   shares  of
                  approximately  $21,300,  net  of  related  deferred  taxes  of approximately $4,300, is amortized over a period of 10 years.

         (2)      Excess of cost over equity purchased  allocated to real estate assets of approximately  $5,700, net of related deferred taxes of  approximately  $1,100,  is  amortized  over a period of 20 years.

         (3)      The cost attributed to purchase IPR&D projects,  in the amount
                  of  approximately   $7,500  has  been  charged  to  operations
                  immediately as a non-recurring item and is not included in the proforma consolidated results.

         (4)      Intercompany  balances  and  transactions,  if any,  have been eliminated.

         (5)      Management fees which were paid to Elisra's  shareholders  and will be paid in the future to the Company were  eliminated  in the proforma statements.

                                                                              FOR THE YEAR ENDED
                                                                         ----------------------------
                                                                                 DECEMBER 31
                                                                         ----------------------------
                                                                             2005             2004
                                                                         -----------      -----------

                   Revenues                                               $1,264,375       $1,181,110
                                                                         ===========      ===========
                   Net income as reported                                    $32,487          $51,873
                   Adjustments:
                   Elimination of the charge to operations for IPR&D           7,490                -
                   Other adjustments, net                                    (21,337)             126
                                                                         -----------      -----------
                   Net income - proforma (*)                                 $18,640          $51,999
                                                                         ===========      ===========
                   Basic earnings per share - proforma                         $0.46            $1.33
                                                                         ===========      ===========
                   Diluted earnings per share - proforma                       $0.45            $1.29
                                                                         ===========      ===========

                  (*)      The proforma  net income for the year ended  December
                           31, 2005  includes a write-off of pre contract  costs
                           and  equipment,  net in the  amount  of $2,616 in the
                           Company and expenses  related to cutback in personnel
                           in the amount of $19,103 in Elisra.

                  Following  the  acquisition  of Elisra's  shares in the fourth
                  quarter  of  2005,   the  Company   identified  and  wrote-off
                  duplicated  inventories  and equipment in the amount of $3,488 which  was  recorded  as  restructuring  costs  in the cost of revenues.

         I.       In  October  2005,  the  Company  invested  an  amount of $2.5 million in Chip PC Ltd. ("Chip PC"), an Israeli company, for a
                  20% interest in Chip PC.

                  Chip PC develops and manufactures "Post PC" solutions, focused on enabling  server-based-  computing  technologies to replace traditional  PCs and  deploy  and  control  large  numbers  of workstations.

                                       15

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 1 - GENERAL (CONT.)

                  The excess of the amount paid for the Chip PC shares  acquired over their book value is approximately $2.4 million.  Based on a PPA  performed by an  independent  advisor,  this excess was allocated  mainly to technology ($1.6 million) to be amortized by a straight-line  method over a period of 5 - 8 years and to goodwill ($1.1 million).

         J.       The financial results of the business acquired are included in the Company's  consolidated financial statements from the date of  acquisition.  In October 2005,  the Company  established a
                  U.K.  subsidiary - UAV Tactical  Systems Ltd.  ("U-Tacs"),  in which the  Company  holds 51% and the rest of the  shares  are held by Thales  U.K..  U-Tacs  will be the  manufacturing  and support  center of the  Watchkeeper  program - an Unmanned Air
                  Vehicle (UAV) program for the U.K. MOD.

                  U-Tacs will establish the capabilities to design, manufacture, integrate  and fly  tactical UAV  systems,  consisting  of air vehicles,  ground control stations,  data links,  payloads and launch and recovery subsystems.

  NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES

         The consolidated  financial statements have been prepared in accordance with  generally  accepted  accounting  principles  in the United States
         ("U.S.  GAAP"). As applicable to the consolidated  financial statements of the Group, such principles are substantially identical to accounting principles  generally  accepted in Israel,  except as described in Note
         23.

         A.       USE OF ESTIMATES

                  The  preparation  of financial  statements in conformity  with generally accepted  accounting  principles requires management to make  estimates  and  assumptions  that  affect the amounts reported and disclosure of contingent  assets and  liabilities in the financial  statements and  accompanying  notes.  Actual results could differ from those estimates.

         B.       FINANCIAL STATEMENTS IN U.S. DOLLARS

                  The Company's  revenues are generated mainly in U.S.  dollars.
                  In addition,  most of the Company's costs are incurred in U.S.
                  dollars.  The  Company's  management  believes  that  the U.S.
                  dollar is the primary currency of the economic  environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

                  Transactions  and  balances  originally  denominated  in  U.S.
                  dollars are presented at their original  amounts.  Transaction and balances in other  currencies  have been  remeasured  into
                  U.S.  dollars in accordance  with principles set forth in SFAS
                  No. 52 "Foreign Currency Translation".  All exchange gains and losses from the remeasurement mentioned above are reflected in the statement of income in financial income or expenses.

                                       16

                                        ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         B.       FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

                  For those foreign  subsidiaries whose functional  currency has been determined to be other than the U.S.  dollar,  assets and liabilities  are  translated  at year-end  exchange  rates and statement of income items are  translated at average  exchange
                  rates  prevailing  during  the  year.  Resulting   translation
                  adjustments   are   recorded  as  a  separate   component   of
                  accumulated  other   comprehensive   income  in  shareholders'
                  equity.

         C.       PRINCIPLES OF CONSOLIDATION

                  The consolidated  financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries.

                  The  consolidated  subsidiaries  include El-Op,  ESA and other
                  Israeli and non-Israeli subsidiaries.

                  Intercompany  transactions and balances  including profit from intercompany  sales not yet  realized  outside  the Group have been eliminated upon consolidation.

         D.       CASH EQUIVALENTS

                  Cash  equivalents,  are short-term  highly liquid  investments that are readily  convertible to cash with maturities of three months or less at the date of acquisition.

         E.       SHORT-TERM BANK DEPOSITS

                  Short-term  bank deposits are deposits with maturities of more than three months but less than one year. The short-term  bank deposits are presented at their cost.

         F.       MARKETABLE SECURITIES

                  Investments  in a  marketable  securities  are  classified  as
                  trading   securities   according  to  Statement  of  Financial
                  Accounting   Standard   No.  115   "Accounting   for   Certain
                  Investments in Debt and Equity Securities",  ("SFAS No. 115").
                  Accordingly, these securities are stated at fair market value, with  gains and  losses,  net of taxes,  reported  as  finance income (loss).

         G.       INVENTORIES

                  Inventories  are stated at the lower of cost or net realizable value. Inventory write-offs are provided for slow-moving items or technological  obsolescence for which recoverability is not probable.

                  Cost is  determined  as  follows:

                  o        Raw materials using the average cost method.

                                       17

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         G.       INVENTORIES (Cont.)

         o        Costs  incurred on  long-term  contracts  in progress  include direct  labor costs,  material  costs,  subcontractors,  other direct costs and overheads.  These costs represent recoverable costs incurred for production,  allocable  operating  overhead cost and, where  appropriate,  research and development  costs
                  (refer to Note 2(T)).

         o        Labor overhead is generally included in our hourly rate and is allocated  to each  project  according  to the amount of hours invested. Material overhead is allocated to each project based on the  value  of  direct  material  that  is  charged  to the project.

         Advances  from  customers  are  allocated  to the  applicable  contract inventories  and are  presented as net  amounts.  Advances in excess of related inventories are classified as liabilities.

         H.       INVESTMENT  IN  AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER
                  COMPANIES

                  Investments in non-marketable shares of companies in which the
                  Group  holds  less  than 20% and the  Group  does not have the ability to exercise  significant  influence over operating and financial policies of the companies are recorded at cost.

                  Investments in companies and partnership  over which the Group can exercise  significant  influence  (generally,  entities in which the Group holds  between  20% and 50% of voting  rights)
                  are presented  using the equity method of accounting.  Profits on intercompany  sales, not realized  outside the Group,  were eliminated.  The Group discontinues applying the equity method when its investment  (including advances and loans) is reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.

                  A  change   in  the   Company's   proportionate   share  of  a
                  subsidiary's or investee's equity,  resulting from issuance of shares by the  subsidiary  or  investee to third  parties,  is recorded  as  a  gain  or  loss  in  the  consolidated  income statements.  If the  realization is not assured,  such as when the issuing company is a development  stage company,  the gain from  issuance  is  accounted  for  as an  equity  transaction
                  pursuant   to  SAB  51   "Accounting   Sales  of  Stock  by  a
                  Subsidiary".

                  Management  evaluates  investments  in  affiliates  and  other companies  for  evidence of other than  temporary  declines in value.  When relevant factors indicate a decline in value that is other than  temporary  the Company  records a provision for the decline in value.  A judgmental  aspect of accounting  for
                  investments      involves      determining      whether     an
                  other-than-temporary  decline in value of the  investment  has been  sustained.  Such evaluation is dependent on the specific facts and  circumstances.  Accordingly,  management  evaluates financial information (e.g. budgets, business plans, financial
                  statements,     etc.)    in     determining     whether     an
                  other-than-temporary   decline   in  value   exists.   Factors
                  indicative   of  an   other-than-temporary   decline   include
                  recurring  operating  losses,  credit  defaults and subsequent rounds of  financings at an amount below the cost basis of the investment.  This  list is not all  inclusive  and  management weighs all quantitative and qualitative factors in determining if an  other-than-temporary  decline in value of an investment has  occurred.  The results of 2005  include  impairment  loss related to its investment in ISI (see Note 6(B)2)).

                                       18

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         I.       LONG-TERM TRADE RECEIVABLES

                  Long-term trade receivables, from extended payment agreements, are recorded at their  estimated  present  values  (determined based on the original market rates of interest).

         J.       LONG-TERM BANK DEPOSITS

                  Long-term  bank deposits are deposits with  maturities of more than one year.  These deposits are presented at cost including accumulated interest.

         K.       PROPERTY, PLANT AND EQUIPMENT

                  Property,  plant and  equipment  are  stated  at cost,  net of accumulated  depreciation and investment grants. For equipment produced  for the Group's own use,  cost  includes  materials, labor and overhead, but not in excess of the fair value of the equipment.

                  Depreciation  is calculated by the  straight-line  method over the  estimated  useful  life of the  assets  at the  following annual rates:

                                                               %
                                                            ------
                     Buildings                                2-4
                     Instruments, machinery and equipment    6-33
                     Office furniture and other              6-33
                     Motor vehicles                         12-33   (mainly 15%)

                  Land rights and leasehold  improvements  - generally  over the term of the lease.

         L.       INVESTMENT GRANTS

                  As  a  governmental  incentive  for  industrial  companies  in
                  Israel,  the  "Investment  Center",  which is a branch  of the
                  Israel  Ministry of  Industry  and Trade,  permits  industrial companies  to  submit a request  to  qualify  as an  "Approved
                  Enterprise".  An  Approved  Enterprise  is entitled to certain benefits in respect of capital  investments.  The benefits may be in the form of  reduced  tax  rates and of  capital  grants received as a percentage  of the  investments  of the Approved
                  Enterprise.  The amount of a capital  grant is determined as a percentage of the Approved Enterprise  investment in property, plant and  equipment.  As a condition to the granting of these benefits,  the Approved Enterprise is obligated to perform the applicable  industrial  plan as detailed in the request to the
                  Investment Center (see Note 16(A)(3) and 17(J)). These capital grants are non-royalty  bearing and are not conditioned on the results  of  operations.  As the  capital  grants are a direct participation  in the  cost of the  acquisition  of  property, plant and equipment  they are offset against  property,  plant and equipment.

                                       19

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         M.       IMPAIRMENT OF LONG-LIVED ASSETS

                  The  Group's  long-lived  assets and  identifiable  intangible assets are reviewed for impairment in accordance with SFAS No.
                  144  "Accounting  for the Impairment or Disposal of Long-Lived
                  Assets" whenever events or changes in  circumstances  indicate that the carrying  amount of an asset may not be  recoverable.
                  Recoverability  of assets to be held and used is measured by a comparison  of the  carrying  amount of an asset to the future undiscounted cash flows expected to be generated by the asset.
                  If an asset is determined to be impaired, the impairment to be recognized  is  measured  by the amount by which the  carrying amount of the asset exceeds its fair value.

         N.       INTANGIBLE ASSETS

                  Intangible  assets  are  stated  at  cost  net of  accumulated amortization. Intangible assets are being amortized over their useful life using the straight-line method.

         O.       GOODWILL

                  Goodwill  represents  the  excess  of  the  cost  of  acquired businesses over the net fair values of the assets acquired and liabilities  assumed.  Under  SFAS No.  142,  effective  as of
                  January  1,  2002,  goodwill  is no longer  amortized,  but is instead  tested  for  impairment  at least  annually  (or more frequently if impairments indicators arise).

                  SFAS 142 prescribes a two phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

                  In  the   first   phase  of   impairment   testing,   goodwill
                  attributable  to each of the  reporting  units is  tested  for impairment by comparing the fair value of each  reporting unit with  its  carrying  value.  If  the  carrying  value  of  the reporting  unit  exceeds its fair value,  the second  phase is then  performed.  The second phase of the goodwill  impairment test compares the implied fair value of the  reporting  unit's goodwill  with the carrying  amount of that  goodwill.  If the carrying amount of the reporting  unit's goodwill  exceeds the implied fair value of that  goodwill,  an  impairment  loss is recognized in an amount equal to that excess.

                  Fair  value  of a  reporting  unit  is  determined  using  the discounted  future cash flows  method.  Significant  estimates used in the  methodology  include  estimates  of  future  cash flows,  future  short-term  and  long-term  growth  rates  and weighted  average  cost of capital  for each of the  reporting units.

                  As of  December  31,  2005,  no  impairment  losses  have been identified.

                                       20

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         P.       SEVERANCE PAY

                  Under  Israeli  law and  employment  agreements,  the  Group's companies  in Israel are required to make  severance  payments
                  and,  in  certain  situations,   pay  pensions  to  terminated
                  employees.  The calculation is based on the employee's  latest salary and the period of his/her employment.

                  The Group's  companies in Israel  records a liability  for the amount  that  would  have  to be  paid  to  the  employees  as severance payment in the event of the companies shut down.

                  The  companies'  obligation  for  severance pay and pension is provided by monthly deposits with insurance companies, pension funds and by an accrual.  The value of severance  pay funds is
                  presented   in  the  balance   sheet  and   includes   profits
                  accumulated to balance sheet date.  The amounts  deposited may
                  be  withdrawn  only  after   fulfillment  of  the  obligations
                  pursuant to Israeli severance pay law or labor agreements. The
                  values  of  the   deposited   funds  are  based  on  the  cash
                  surrendered  value  of  these  funds  and  include  immaterial profits.

                  Severance pay expenses for the years ended  December 31, 2005,
                  2004 and 2003, amounted to approximately $17,500,  $15,574 and
                  $11,491, respectively.

         Q.       REVENUE RECOGNITION

                  The  Group   generates   revenues  from  long-term   contracts
                  involving the design, development, manufacture and integration of defense  systems and  products  and  providing  support and services for such systems and products.

                  Revenues  from  long-term  contracts are  recognized  based on
                  Statement of Position  81-1  "Accounting  for  Performance  of
                  Construction-Type and Certain Production-Type Contracts" ("SOP
                  81-1")  according  to which  revenues  are  recognized  on the percentage-of-completion basis.

                  Sales under long-term  fixed-price contracts which provide for a  substantial  level of  development  efforts in  relation to total  contract  efforts are recorded  using the  cost-to-cost method of accounting as the basis to measure  progress  toward completing the contract and recognizing revenues. According to this method, sales and profits are recorded based on the ratio of costs incurred to estimated  total costs at completion.  In
                  certain   circumstances,   when  measuring   progress   toward
                  completion,  the  Company  considers  other  factors,  such as achievement of performance milestones.

                  Sales  and  anticipated  profit  under  long-term  fixed-price
                  production     type    contracts    are    recorded    on    a
                  percentage-of-completion basis, using the units-of-delivery as the basis to measure  progress toward  completing the contract and recognizing revenues.

                  Sales  and  anticipated  profit  under  long-term  fixed-price contracts  that involve both  development  and  production are
                  recorded  on  a  percentage-of-completion   basis,  using  the
                  cost-to-cost   method   and   units-of-delivery    method   as
                  applicable. In certain circumstances, when

                                       21

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Q. REVENUE RECOGNITION (Cont.)

                  measuring  progress  toward  completion  under the development portion of the contract,  the Company considers other factors, such as achievement of performance milestones.

                  The  percentage-of-completion  method of  accounting  requires management  to estimate the cost and gross  profit  margin for each individual contract.  Estimated gross profit or loss from long-term  contracts  may change  due to changes in  estimates resulting  from  differences  between actual  performance  and original estimated forecasts.  Such changes in estimated gross profit are  recorded  in results of  operations  when they are
                  reasonably   determinable  by  management,   on  a  cumulative
                  catch-up basis. Anticipated losses on contracts are charged to earnings when determined to be probable.

                  Sales under cost-reimbursement-type  contracts are recorded as costs are incurred.  Applicable estimated profits are included in  earnings in the  proportion  that  incurred  costs bear to total estimated costs.

                  Amounts representing  contract change orders,  claims or other items are  included  in sales  only when they can be  reliably estimated and  realization  is probable.  Penalties and awards applicable  to  performance  on contracts  are  considered  in estimating  sales and profit rates and are recorded when there is  sufficient  information  to  assess  anticipated  contract performance.

                  The     Group     believes     that    the    use    of    the
                  percentage-of-completion  method is  appropriate  as the Group has the ability to make reasonably dependable estimates of the extent of progress towards  completion,  contract revenues and
                  contract  costs.  In  addition,   contracts  executed  include
                  provisions  that  clearly   specify  the  enforceable   rights
                  regarding  services to be provided and received by the parties to the contracts,  the  consideration  to be exchanged and the manner and terms of settlement. In all cases the Group expects to perform its contractual obligations,  and its customers are expected to satisfy their obligations under the contract.

                  In cases where the contract  involves the delivery of products and performance of services,  the Group follows the guidelines specified in EITF 00-21,  "Revenue  Arrangements with Multiple
                  Deliverables"  in order to allocate the contract  fees between the  products  accounted  for under SOP 81-1 and the  services accounted  for  under SAB 104.  The  services  are  recognized throughout the service period.

                  In certain  circumstances,  sales under short-term fixed-price production type contracts are accounted for in accordance with
                  SAB No. 104,  "Revenue  Recognition  in Financial  Statements"
                  ("SAB 104"),  and recognized  when the following  criteria are met: persuasive  evidence of an arrangement  exists,  delivery has  occurred,  the  seller's  price to the  buyer is fixed or determinable,  no further obligation exists and collectability is reasonably assured.

                  As  for  research  and  development  costs  accounted  for  as contract costs refer to Note 2(T).

                                       22

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         R.       PRE-CONTRACT COSTS

                  Pre-contract  costs are deferred  and  included in  inventory, only  when  such  costs  can  be  directly  associated  with a specific anticipated contract and if their recoverability from the specific contract is probable  according to the guidelines of SOP 81-1.

         S.       WARRANTY

                  The Group  estimates the costs that may be incurred  under its basic  warranty  and records a liability in the amount of such costs at the time revenue is  recognized.  The specific  terms and  conditions of those  warranties  vary  depending upon the product sold and the country in which the Group does business.
                  Factors that affect the Group's warranty liability include the
                  number  of  delivered  products,   engineering  estimates  and
                  anticipated rates of warranty claims.  The Group  periodically assesses the adequacy of its recorded  warranty  liability and adjusts the amount as necessary.

                  Changes  in the  Group's  provision  for  warranty,  which  is included in the Company's balance sheet, during the years, are as follows:

                                                                                           2005              2004
                                                                                     ---------------    -------------

                     Balance, at January 1                                           $    34,230        $    36,653
                     Warranties issued during the year                                    19,223             17,907
                     Warranties forfeited or exercised during the year                   (21,656)           (20,330)
                                                                                     ---------------    -------------
                     Balance, at December 31                                         $   31,797         $    34,230
                                                                                     ===============    =============

               T. RESEARCH AND DEVELOPMENT COSTS

                  Research and development  costs,  net of  participations,  are charged to operations as incurred.  Group  sponsored  research and development costs primarily include  independent  research and development and bid and proposal efforts.

                  Under certain arrangements in which a customer participates in
                  product   development  costs,  the  Group's  portion  of  such
                  unreimbursed costs is expensed as incurred. Customer-sponsored research and development  costs incurred pursuant to contracts are accounted for as part of the contract costs.

                  Certain  Group  companies  in Israel  receive  grants  (mainly royalty-bearing)  from the Government of Israel and from other sources  for the  purpose of  funding  approved  research  and
                  development  projects.   These  grants  are  recognized  as  a
                  deduction from research and development  costs at the time the applicable  company is entitled to such grants on the basis of the research and development costs incurred.

                                       23

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         U.       INCOME TAXES

                  The Group  accounts for income taxes in  accordance  with SFAS
                  No.  109,   "Accounting  for  Income  Taxes".  This  Statement
                  prescribes the use of the liability  method  whereby  deferred tax assets and liability account balances are determined based on differences  between  financial  reporting and tax bases of assets and  liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         V.       CONCENTRATION OF CREDIT RISKS

                  Financial  instruments that  potentially  subject the Group to concentrations of credit risk consist  principally of cash and cash  equivalents,  short  and  long-term  deposits  and trade receivables.

                  The  majority of the  Group's  cash and cash  equivalents  and deposits are invested in dollar  instruments  with major banks in Israel and in the United  States  Management  believes that the financial institutions that hold the Group investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

                  The Group's trade receivables are derived primarily from sales to large and stable  customers and governments  located mainly in Israel,  the United States and Europe.  The Group  performs ongoing  credit  evaluations of its customers and to date, has not  experienced  any unexpected  material losses except for a one-time  loss  in  2002 of  approximately  $4,600  due to the insolvency of one of the Group's  customers.  An allowance for doubtful  accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

         W.       DERIVATIVE FINANCIAL INSTRUMENTS

                  Financial   Accounting  Standards  Board  Statement  No.  133,
                  "Accounting for Derivative Instruments and Hedging Activities"
                  ("SFAS  No.  133"),   requires   companies  to  recognize  all
                  derivative  instruments as either assets or liabilities in the statement of financial  position at fair value. The accounting for  changes  in the fair  value  (i.e.  gains or losses) of a
                  derivative   instrument   depends   on  whether  it  has  been
                  designated and qualifies as part of a hedging relationship and further,  on the  type  of  hedging  relationship.  For  those derivative  instruments  that are  designated  and  qualify as hedging  instruments,  a company  must  designate  the hedging instrument,  based upon the exposure  being hedged,  as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

                  For derivative  instruments that are designated and qualify as a fair value hedge  (i.e.,  hedging the exposure to changes in the fair  value of an asset or a  liability  or an  identified portion thereof that is  attributable  to a particular  risk), the effective portion of the gain and loss on the

                                       24

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         W.       DERIVATIVE FINANCIAL INSTRUMENTS (Cont.)

                  derivative  instrument as well as the offsetting  loss or gain on the  hedged  item  attributable  to  the  hedged  risk  are recognized  in the same line item  associated  with the hedged item in  current  earnings  during the period of the change in fair  value.  The  remaining  gain or  loss on the  derivative instrument  in  excess  of the  cumulative  change in the fair value of the asset or liability  hedge,  if any, is recognized as financial  expense in current earnings during the period of change.  For  derivative  instruments  that are designated and qualify as a cash flow hedge  (i.e.  hedging  the  exposure to variability in expected future cash flows that is attributable to a particular  risk),  the effective  portion of the gain or loss on the  derivative  instrument is reported as a component of other  comprehensive  income and reclassified into earnings
                  in  the  same  line  item   associated   with  the  forecasted
                  transaction  in the same  period or periods  during  which the hedged transaction affects earnings.

                  The  remaining  gain or loss on the  derivative  instrument in excess of the cumulative change in the present value of future cash flows of the hedged  item,  if any,  is  recognized  as a financial  expense  in current  earnings  during the period of change.

                  For   derivative   instruments   not   designated  as  hedging
                  instruments,  the gain or loss is  recognized  as a  financial expense in current earnings during the period of change.

                  As part of its hedging strategy, the Group enters into forward exchange contracts in order to protect the Group from the risk that the eventual  dollar cash flows from the sale of products to  international  customers  will be  adversely  affected  by changes in the exchange rates.

                  As part of its cash flow  hedging  strategy  the Group  enters into forward  exchange  contracts to hedge  forecasted  salary expenses denominated in a currency other than the U.S. dollar.

                  As of December 31, 2005, the Group had forward  contracts with a notional  amount of  approximately  $220,000 to purchase and sell foreign  currencies  ($22,000 in Euro,  $194,000 in Great
                  Britain Pounds ("GBP") and $4,000 in other currencies).

                  The  fair  value of the  foreign  exchange  contracts  and the options as of December 31, 2005 is approximately $6,300.

         X.       STOCK-BASED COMPENSATION

                  Up until  January  1,  2004,  the  Company  elected  to follow
                  Accounting   Principles   Board  Opinion  No.  25  ("APB  25")
                  "Accounting   for  Stock   Issued  to   Employees"   and  FASB
                  Interpretation  No.  44 ("FIN  44")  "Accounting  for  Certain
                  Transactions  Involving Stock  Compensation" in accounting for its  employee  stock option  plans.  Under APB 25, the Company accounted for stock option  grants using the  intrinsic  value method whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the  grant  date of the award or if  applicable  at a
                  subsequent   measurement  date.  The  Company  recognized  the
                  expense over the vesting period of the award

                                       25

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  on a straight-line  basis.  Phantom options were accounted for as variable awards and accordingly, compensation expenses were measured at the end of each reporting  period and amortized on an  accelerated  basis over the remaining  vesting period (See
                  Note 18).

                  Effective  January 1, 2004, the Company adopted the fair value recognition  provisions  of SFAS No. 123.  Under the  modified prospective  method of adoption  selected by the Company under the provisions of SFAS No. 148, the recognition provisions are applied to all employee awards granted,  modified,  or settled after January 1, 2004,  and to previously  granted awards that were not fully  vested on the date of  adoption.  Compensation cost is recorded  over the vesting  period on a  straight-line basis.

                  The  cumulative  effect on  deferred  taxes  relating to stock based compensation resulting from the adoption of SFAS No. 123 amounted to a reduction of $152 and was recorded as a one-time adjustment to additional paid-in capital in 2004.

                  If the Company had elected to adopt the fair value recognition provisions of SFAS No. 123 as of its original  effective date, pro forma net income and pro forma  basic  diluted  net income per share for the three years ended December 31, 2005 would be as follows:

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------------------
                                                                                      2005            2004            2003
                                                                                 ------------     -----------     ----------

                                    Net income  as reported                      $     32,487     $    51,873     $   45,945
                                    Add - Stock based compensation
                                      expense (income), net of
                                      related tax effects as reported
                                      (intrinsic method in 2003)                          172           2,710          3,793
                                    Deduct - Stock based compensation
                                      expense under fair value based
                                      method of SFAS 123 net of related
                                      of tax effects                                     (172)         (2,710)        (2,956)
                                                                                 ------------     -----------     ----------
                                    Pro forma net income                         $     32,487     $    51,873     $   46,782
                                                                                 ============     ===========     ==========

                                    Net earnings per share:
                                    Basic net earnings per share as
                                      reported                                   $       0.80     $      1.30     $     1.18
                                                                                 ============     ===========     ==========
                                    Diluted net earnings per share as
                                      reported                                   $       0.78     $      1.26     $     1.14
                                                                                 ============     ===========     ==========

                                    Pro forma basic net earnings per share       $       0.80     $      1.30     $     1.20
                                                                                 ============     ===========     ==========

                                    Pro forma diluted net earnings per share     $       0.78     $      1.26     $     1.16
                                                                                 ============     ===========     ==========

                                       26

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         X.       STOCK-BASED COMPENSATION (Cont.)

                  The  fair  value  for  these  options  was  estimated  using a
                  Black-Scholes option pricing model with the following weighted average assumptions:

                                                                 2005                2004                 2003
                                                          -------------    ------------------     --------------

                      Divided yield                           2.25%                  2.2%                2.19%
                      Expected volatility                     25.6%                 26.7%               19.03%
                      Risk-free interest rate                  4.5%                    4%                1.20%
                      Expected life                            4 years              4 years             6 years

         Y.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits, trade receivables,
                  short-term   bank   credit   and  loans  and  trade   payables
                  approximate their fair values due to the short-term maturities of such instruments.

                  The  carrying  amount of the  trading  securities  is recorded according to its fair market  value,  as  determined by quoted market prices on the stock exchange.

                  Long-term  loans are estimated by discounting  the future cash flows using current  interest rates for loans of similar terms and  maturities.  The carrying  amount of the long-term  loans approximates their fair value.

                  The fair value of foreign currency contracts (used for hedging purposes)  is  estimated  by  obtaining  current  quotes  from investment bankers.

                  It was not  practicable  to  estimate  the  fair  value of the
                  Group's investments in shares of non-public companies that are accounted for under the cost and equity method  because of the lack of a quoted  market  price  and the  inability  to obtain valuation of each company without  incurring  excessive costs.
                  The  carrying  amounts of these  companies  as of December 31,
                  2004 and 2005 were  $44,869  and  $45,197,  respectively,  and represent the original cost of acquisition, and in the case of affiliates also the Company's equity in the earnings/losses of the affiliates and its share in the changes of the affiliates'
                  equity  since  the  dates of  acquisition.  As noted in Note H above,  management is constantly  monitoring such  investments for other-than-temporary decline in value.

         Z.       BASIC AND DILUTED NET EARNINGS PER SHARE

                  Basic  net  earnings  per  share  are  computed  based  on the weighted average number of ordinary shares  outstanding during each year. Diluted net earnings per share is computed based on the weighted  average  number of ordinary  shares  outstanding during each year,  plus  dilutive  potential  ordinary  shares considered  outstanding  during  the year.  Outstanding  stock options are excluded from the  calculation  of the diluted net
                  earnings  per  ordinary   share  when  such   securities   are
                  anti-dilutive.  In all the years  presented  no stock  options were excluded.

                                       27

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AA.      VARIABLE INTEREST ENTITIES

                  FASB   Interpretation  No.  46,   "Consolidation  of  Variable
                  Interest  Entities,  an interpretation of Accounting  Research
                  Bulleting  No. 51" ("FIN 46")  provides  a new  framework  for
                  identifying   Variable   Interest   Entities   ("VIE's")   and
                  determining   when  a  company   should  include  the  assets,
                  liabilities,   non-controlling   interests   and   results  of
                  activities of a VIE in its consolidated financial statements.

                  In  general,  a VIE  is an  entity  that  either  (1)  has  an insufficient  amount  of  equity  to carry  out its  principal activities, without additional subordinated financial support,
                  (2) has a group  of  equity  owners  that are  unable  to make significant  decisions about the entity's  activities,  or (3)
                  has a group of equity  owners that do not have the  obligation to absorb the entity's  losses or the right to receive returns generated by its operations. FIN 46 requires the consolidation of a VIE by the primary  beneficiary.  The primary beneficiary is the entity that absorbs a majority of the entity's expected losses,  receives a majority of the entity's expected residual returns,  or both,  as a result of ownership,  contractual  or other financial interests in the entity.

                  U-TacS is considered to be a variable  interest entity. As the
                  Company is the primary beneficiary,  U-TacS is consolidated in the Company's financial statements.

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                  (1)      On December 2004, the FASB issued the revised FAS No.
                           123,  "Share-Based  Payment"  ("FAS  123(R)"),  which
                           addresses  the  accounting  for  share-based  payment
                           transactions  in which the Company  obtains  employee
                           services in exchange for: (a) equity  instruments  of
                           the Company; or (b) liabilities that are based on the
                           fair value of the  Company's  equity  instruments  or
                           that may be settled by the  issuance  of such  equity
                           instruments. This Statement eliminates the ability to
                           account for employee share-based payment transactions
                           using  APB  25,   "Accounting  for  Stock  Issued  to
                           Employees",    and   requires   instead   that   such
                           transactions  be accounted  for using the  grant-date
                           fair value based method.  This  Statement was to have
                           been  effective  as of the  beginning  of  the  first
                           interim or annual  reporting  period  that  commences
                           after June 15,  2005 (July 1, 2005 for the  Company);
                           however,   on  April  14,  2005,  the  United  States
                           Securities and Exchange  Commission  ("SEC")  delayed
                           effectiveness  for companies with fiscal years ending
                           December 31 (such as the Company) to January 1, 2006.
                           This  Statement  applies  to all  awards  granted  or
                           modified  after the  Statement's  effective  date. In
                           addition,  compensation cost for the unvested portion
                           of previously  granted awards that remain outstanding
                           on the Statement's effective date shall be recognized
                           on or  after  the  effective  date,  as  the  related
                           services   are   rendered,   based  on  the   awards'
                           grant-date  fair value as previously  calculated  for
                           the  pro-forma  disclosure  under SFAS 123.  In March
                           2005, the SEC released SEC staff Accounting  Bulletin
                           No.107 (SAB 107),  "Share-Based  Payment" (SAB 107").
                           SAB 107 provides the SEC staff's  position  regarding
                           the  application  of  statement  123(R) and  contains
                           interpretive  guidance  related  to  the  interaction
                           between  Statement  123(R) and  certain SEC rules and
                           regulations  and also  provides the SEC staff's views
                           regarding  the  valuation  of   share-based   payment
                           arrangements for public companies.

                                       28

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (2)      The Company  adopted the  fair-value-based  method of
                           accounting for share-based payments effective January
                           1,  2004  using  the  "modified  prospective  method"
                           described in FASB Statement No. 148,  "Accounting for
                           Stock-Based    Compensation    -    Transition    and
                           Disclosure".   Currently,   the   Company   uses  the
                           Black-Scholes-Merton formula to estimate the value of
                           stock options granted to employees.  The Company does
                           not  anticipate  that adoption of SFAS 123(R) and SAB
                           107 will have a  material  impact on its  results  of
                           operations or its financial position.  However,  SFAS
                           123(R)  also   requires  that  the  benefits  of  tax
                           deductions in excess of recognized  compensation cost
                           be reported as a financing cash flow,  rather than as
                           an  operating  cash flow as  required  under  current
                           literature.   This   requirement   will   reduce  net
                           operating  cash flows and increase net financing cash
                           flows in periods after the effective date.  While the
                           Company cannot estimate what those amounts will be in
                           the  future  (because  they  depend on,  among  other
                           things,  when employees exercise stock options),  the
                           amount of operating  cash flows  recognized  in prior
                           periods  for such  excess  tax  deductions  was $652,
                           $1,179 and $758 in 2005, 2004 and 2003, respectively.

                  (3)      In May 2005,  the FASB issued  Statement of Financial
                           Accounting Standard No. 154 ("FAS 154"),  "Accounting
                           Changes and Error Corrections" - a replacement of APB
                           No. 20, Accounting Changes" and FAS No. 3, "Reporting
                           Accounting Changes in Interim Financial  Statements".
                           FAS 154 provides  guidance on the  accounting for and
                           reporting   of    accounting    changes   and   error
                           corrections.  APB Opinion 20 previously required that
                           most  voluntary  changes in  accounting  principle be
                           recognized  by  including in net income of the period
                           of the change the  cumulative  effect of  changing to
                           the  new  accounting  principle.   FAS  154  requires
                           retrospective application to prior periods' financial
                           statements  of  a  voluntary   change  in  accounting
                           principle  unless it is  impracticable  to do so. FAS
                           154  is   effective   for   accounting   changes  and
                           corrections of errors made in fiscal years  beginning
                           after December 15, 2005.

                  (4)      In June 2005, the Emerging Issues Task Force ("EITF")
                           released  Issue  No.  04-5  "Determining   Whether  a
                           General  Partner,  or the General Partner as a Group,
                           Controls a Limited Partnership or Similar Entity When
                           the Limited  Partners  Have  Certain  Rights"  ("EITF
                           04-5").  EITF 04-5 provides  guidance in  determining
                           whether  a  general   partner   controls   a  limited
                           partnership  and  therefore  should  consolidate  the
                           limited  partnership.   EITF  04-5  states  that  the
                           general partner in a limited  partnership is presumed
                           to  control  that  limited  partnership  and that the
                           presumption  may be overcome if the limited  partners
                           have either (1) the  substantive  ability to dissolve
                           or  liquidate  the limited  partnership  or otherwise
                           remove  the  general  partner  without  cause  or (2)
                           substantive  participating rights. The effective date
                           for  applying  the guidance in EITF 04-5 was (1) June
                           29,  2005  for  all  new  limited   partnerships  and
                           existing   limited   partnerships   for   which   the
                           partnership  agreement  was modified  after that date
                           and (2) no later  than  the  beginning  of the  first
                           reporting  period in  fiscal  years  beginning  after
                           December   15,   2005,    for   all   other   limited
                           partnerships.

                           The Company  estimates that the adoption of EITF 04-5
                           will not have a  significant  impact on its financial
                           position.

                                       29

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         AB.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

                  (5)      In November 2005, the FASB issued FSP FAS 115-1.  The
                           FSP  addresses  the   determination  as  to  when  an
                           investment  is  considered  impaired,   whether  that
                           impairment   is   other   than   temporary   and  the
                           measurement  of an  impairment  loss.  The  FSP  also
                           includes accounting  considerations subsequent to the
                           recognition  of other  than-temporary  impairment and
                           requires certain  disclosures about unrealized losses
                           that have not been recognized as other-than-temporary
                           impairments. The guidance in this FSP amends SFAS No.
                           115,  "Accounting for Certain Investments in Debt and
                           Equity".  The FSP replaces the impairment  evaluation
                           guidance  of EITF  Issue No.  03-1,  "The  Meaning of
                           Other-Than-Temporary  Impairment and Its  Application
                           to  Certain  Investments",  with  references  to  the
                           existing  other-than-temporary  impairment  guidance.
                           The FSP clarifies that an investor  should  recognize
                           an impairment  loss no later than when the impairment
                           is deemed other-than-temporary, even if a decision to
                           sell an  impaired  security  has not been  made.  The
                           guidance  in this FSP is to be applied  to  reporting
                           periods  beginning  after  December 15,  2005.  As of
                           December 31, 2005,  adoption of FSP FAS 115-1 has not
                           had a  material  impact  on the  Company's  financial
                           position or results of operations.

         AC.      RECLASSIFICATIONS

                  Certain  financial  statement  data for  prior  years has been reclassified  to conform to current year  financial  statement presentation.

                                       30

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 3 - TRADE RECEIVABLES, NET

              Trade receivables

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Open accounts (*)                                                        $  254,056     $    176,163
                 Unbilled receivables                                                         95,854           41,717
                 Less - allowance for doubtful accounts                                       (3,221)          (3,064)
                                                                                      ---------------- ----------------
                                                                                          $  346,689     $    214,816
                                                                                      ================ ================
                 (*)     Includes affiliated companies                                $        6,283      $     10,823
                                                                                      ================ ================

NOTE 4 - OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Deferred income taxes                                                 $      18,708    $      21,355
                 Prepaid expenses                                                             22,065           16,621
                 Government institutions                                                       9,451            5,719
                 Employees                                                                     1,029            1,204
                 Others                                                                       15,843            6,895
                                                                                      ---------------- ----------------
                                                                                         $    67,096    $      51,794
                                                                                      ================ ================

NOTE 5 - INVENTORIES, NET OF ADVANCES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                 Cost incurred on long-term contracts in progress                         $  311,800     $    254,009
                 Raw materials                                                                84,343           70,813
                 Advances to suppliers and subcontractors                                     40,095           21,164
                                                                                      ---------------- ----------------
                                                                                             436,238          345,986
                 Less -
                 Cost incurred on contracts in progress deducted
                    from customer advances                                                    16,178           14,533
                                                                                      ---------------- ----------------
                                                                                             420,060          331,453
                 Less -
                  Advances received from customers (*)                                        84,083           75,776
                  Provision for losses                                                         7,549            7,636
                                                                                      ---------------- ----------------
                                                                                          $  328,428     $    248,041
                                                                                      ================ ================

              The Company has transferred  legal title of inventories to certain customers as collateral for advances received.

              (*)  Advances  are  allocated  to the  relevant  inventories  on a per-project  basis. In cases  (projects) where the advances are in excess  of the  inventories,  the net  amount  is  presented  as a liability.  In  cases  where  the  inventories  are in  excess  of advances received, the net amount is included in inventories.

                                       31

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED COMPANIES, PARTNERSHIP AND OTHER COMPANIES

A. INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD:

                                                                                                 DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005             2004
                                                                                      ---------------- ----------------

                     Tadiran (1)                                                        $    156,142    $      14,749
                     SCD (2)                                                                  25,059    $      19,186
                     VSI (3)                                                                   6,451            6,966
                     RedC (4)                                                                      -            3,100
                     Opgal (5)                                                                 3,380            2,873
                     Chip PC (6)                                                               2,516                -
                     Others (8)                                                                1,446              999
                                                                                      ---------------- ----------------
                                                                                        $    194,994    $      47,873
                                                                                      ================ ================

                  (1)      Tadiran   Communications   Ltd.   ("Tadiran")   -   a
                           publicly-traded  40%-owned  subsidiary  registered in
                           Israel,  is  involved  in the  worldwide  market  for
                           military  communications systems and equipment and is
                           also active in the civilian communications market.

                  (2)      Semi   Conductor   Devices   ("SCD")  is  an  Israeli
                           partnership,  held  50% by  the  Company  and  50% by
                           Rafael   Armaments    Development    Authority   Ltd.
                           ("Rafael").  SCD is  engaged in the  development  and
                           production  of various  thermal  detectors  and laser
                           diodes.  SCD is jointly  controlled  and therefore is
                           not   consolidated   in   the   Company's   financial
                           statements.

                  (3)      Vision Systems International LLC ("VSI") based in San
                           Jose, is a California  limited liability company that
                           is  held  50%  by ESA  and  50%  by a  subsidiary  of
                           Rockwell  Collins  Inc.  VSI  operates in the area of
                           helmet  mounted   display   systems  for  fixed  wing
                           military and  paramilitary  aircraft.  VSI is jointly
                           controlled and therefore is not  consolidated  in the
                           Company's financial statements.

                  (4)      RedC  Optical  Networks  Inc.  ("RedC"),   a  company
                           registered in Delaware, is engaged in the multi-focal
                           optic  communications  sector and as of December  31,
                           2003 was held 36.5% by El-Op.  RedC designs  develops
                           and   manufactures   optical   amplifiers  for  dense
                           wave-length   multiplexing   optical   networks   for
                           telecommunications.

                           In  November   2004,   El-Op   acquired  all  of  the
                           outstanding  voting  Preferred  A shares of RedC from
                           MRV  Communications   Inc.  for  a  consideration  of
                           $2,000,  in  accordance  with El-Op's  right of first
                           refusal  based on the  Preferred A shares  investment
                           agreement.  Prior to the acquisition,  El-Op held 57%
                           of the ordinary  shares of RedC which reflected 36.5%
                           of its  voting  rights.  Following  the  acquisition,
                           El-Op held 57% of the ordinary shares and 100% of the
                           Preferred A shares,  which  reflected 72.5% of RedC's
                           voting rights.

                                       32

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                           In December 2004,  El-Op signed a Transfer  Agreement
                           for  selling all of its  holdings in RedC,  including
                           the  Ordinary  shares  and  Preferred  A  shares,  in
                           consideration  for $3,100,  which was paid in cash on
                           the  closing  date in January  2005.  The closing was
                           subject to certain conditions,  which were all met by
                           January 21,  2005.  In January  2005,  El-Op sold its
                           shares in RedC for $3,100 in cash.

                           El-Op  allocated the purchase price to the fair value
                           of the assets acquired and liabilities assumed.

                           Such   allocation   resulted  in  negative   goodwill
                           amounting to approximately to $1,100.  Since RedC had
                           no assets  which  could be  reduced  by the  negative
                           goodwill,  according  to the  provisions  of FAS 141,
                           this  goodwill  was  recorded as other  income in the
                           financial statements.

                  (5)      Opgal  Optronics  Industries  Ltd.  ("Opgal")  is  an
                           Israeli  company owned 50.1% by the Company and 49.9%
                           by a subsidiary of Rafael.  Opgal  focuses  mainly on
                           commercial   applications   of  thermal  imaging  and
                           electro-optic   technologies.   The  Company  jointly
                           controls  Opgal with Rafael,  and therefore  Opgal is
                           not   consolidated   in   the   Company's   financial
                           statements.

                  (6)      Chip PC is an Israeli company, of which approximately
                           20% is held by the  Company.  Chip  PC  develops  and
                           manufactures "Post PC" solutions, focused on enabling
                           server-based-computing    technologies   to   replace
                           traditional  PCs and deploy and control large numbers
                           of workstations.

                  (7)      Mediguide   Inc.   ("Mediguide")   and  its   Israeli
                           subsidiary,  Mediguide Ltd., were established in 2000
                           as a spin-off from the Company.  The share capital of
                           Mediguide  consists of Common shares and Preferred A,
                           B,  C  and  D  shares.  The  Common  shares  and  the
                           Preferred  shares,   both  have  voting  rights.  The
                           Company  holds all of the Common  shares of Mediguide
                           which  constitute  approximately  55% (41% on a fully
                           diluted  basis) of the  voting  rights of  Mediguide.
                           During 2001 - 2004, Mediguide issued Preferred shares
                           to other investors in consideration for approximately
                           $34,355.  The  Preferred  shares  issued  entitle the
                           other  investors to  preference  rights senior to all
                           other   classes  of  shares   previously   issued  by
                           Mediguide in a  liquidation  or a deemed  liquidation
                           event. Therefore, the Company did not record any gain
                           as a result of the above  transaction.  In  addition,
                           the Preferred shares entitle their holders to certain
                           participating  rights.  Accordingly,   based  on  the
                           guidance  in  EITF  96-16,   the  Company   does  not
                           consolidate  Mediguide.  The  carrying  value  of the
                           investment in Mediguide is zero.

                                       33

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

                  A.       INVESTMENTS  IN  COMPANIES  ACCOUNTED  FOR  UNDER THE
                           EQUITY METHOD (CONT.)

                           (8)      The   summarized    financial    information
                                    regarding  Tadiran  (see  Note  1(G))  is as
                                    follows:

                                    Balance Sheet Information:

                                                   DECEMBER 31,
                                              ---------------------
                                                2005         2004
                                              --------     --------

                  Current assets              $312,093     $296,668
                  Non-current assets           104,118      117,716
                                              --------     --------
                  Total assets                 416,211      414,384
                                              ========     ========

                  Current liabilities          243,972      258,138
                  Non-current liabilities       43,840       36,097
                  Shareholders' equity         128,399      120,149
                                              --------     --------
                                              $416,211     $414,384
                                              ========     ========

                  Income Statement Information:

                                  YEAR ENDED DECEMBER 31,
                                   ---------------------
                                     2005         2004
                                   --------     --------
                  Revenues         $271,424     $316,036
                  Gross profit      120,510      158,981
                  Net income         29,879       47,992

                                       34

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

         A.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD
                  (CONT.)

                  (9)      The  summarized  aggregate  financial  information of
                           companies  accounted  for  under the  equity  method,
                           excluding Tadiran (see Note 6(A) (8)) is as follows:

                            Balance Sheet Information:

                                                         DECEMBER 31,
                                                    ---------------------
                                                      2005         2004
                                                    --------     --------

                   Current assets                   $138,312     $124,352
                   Non-current assets                 19,115       21,646
                                                    --------     --------
                   Total assets                      157,427      145,998
                                                    ========     ========

                   Current liabilities                59,067       68,655
                   Non-current liabilities            13,622        3,868
                   Shareholders' equity               84,738       73,475
                                                    --------     --------
                                                    $157,427     $145,998
                                                    ========     ========

                  Income Statement Information:

                                         YEAR ENDED DECEMBER 31,
                                   ----------------------------------
                                     2005         2004         2003
                                   --------     --------     --------
                  Revenues         $266,841     $213,680     $183,426
                  Gross profit       63,938      55, 285       45,616
                  Net income         13,345       15,195       13,976

                  (10) See Note 17(F) for guarantees.

                                       35

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 6 - INVESTMENTS IN AFFILIATED  COMPANIES,  PARTNERSHIP  AND OTHER COMPANIES
(CONT.)

                  B.       INVESTMENTS IN COMPANIES ACCOUNTED FOR UNDER THE COST
                           METHOD

                                     DECEMBER 31,
                                 -------------------
                                   2005       2004
                                 -------     -------
                  Sultam (1)     $ 3,500     $ 3,500
                  ISI (2)          1,830       7,230
                  AAI (3)          1,000       1,000
                  Others              15          15
                                 -------     -------
                                 $ 6,345     $11,745
                                 =======     =======

                  (1)      Sultam  Systems  Ltd.  ("Sultam"),  held  10%,  is an
                           Israeli   company  engaged  in  the  development  and
                           manufacturing  of military  systems in the  artillery
                           sector.

                  (2)      ImageSat International N.V. ("ISI"), held 14% (10% on
                           a fully diluted  basis),  is engaged in the operation
                           of satellite  photography  formations  and commercial
                           delivery of satellite photography for civil purposes.
                           During the fourth  quarter of 2005, the fair value of
                           ISI  decreased  as a result  of a  decrease  in ISI's
                           backlog and estimated  future cash flows.  Based on a
                           valuation  performed by an independent  advisor,  the
                           Company   wrote-off   approximately   $5,400  of  its
                           investment in ISI.

                  (3)      AeroAstro  Inc.  ("AAI"),  held  8.33%  (on  a  fully
                           diluted basis) is a Delaware  corporation  engaged in
                           innovative micro and nanospacecraft applications. AAI
                           manufactures    low-cost    satellite   systems   and
                           components,  used  in  its  own  spacecraft  and  for
                           spacecraft development in and outside the U.S.

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DAMAGE

                                                                                     DECEMBER 31,
                                                                                         2005
                                                                              -----------------------

                           Receivables from insurance company (A)                       25,884
                           Net of contingent to Koor (B)                                10,354
                                                                              -----------------------
                                                                                        15,530
                                                                              =======================

         A.       On March  17,  2001,  a fire  broke  out in the  manufacturing plants in two of Elisra's subsidiaries ("the companies").  The fire caused damage to equipment,  building, inventory and work in progress.  The book value of the  equipment,  inventory and costs  invested  in the work in  progress  damaged by the fire together  with the costs of  repairing  the building and other costs,  are  estimated at  approximately  $36  million.  Up to
                  December 31, 2005,  advances  were received from the insurance company in the aggregate amount of approximately $10 million.

                                       36

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 7 - COMPENSATION RECEIVABLES IN RESPECT OF FIRE DEMAGE (CONT.)

                  The claim submitted by the companies to the insurance  company and which is based on the terms of the insurance policy,  also includes a demand for  consequential  damages along with other
                  damages  that  the  companies   believe  are  covered  by  the
                  insurance policy.  Therefore, the total amount of the claim is much  higher than the book value of the damage and the cost of repairing the building.

                  The  companies are taking legal action in order to receive the insurance  amounts and they have also submitted a claim to the
                  District Court of Tel-Aviv  against the insurance  company and its  assessors,  in the  aggregate  amount of $96 million.  In light of the duration of the  proceedings,  the managements of
                  the   companies   decided  to  classify  the  balance  of  the
                  compensation  receivable  from  the  insurance  company  as  a long-term receivable.

                  In April 2004,  the companies  filed a request with the Court, for  issuance  of a  partial  judgment,  in the  amount of $33 million  (in  excess  of  the  advances  already  paid  by the
                  insurance   company)  based  on  the  admission  made  by  the
                  insurance  company and its  representatives  of an  obligation deriving  from the  insurance  event,  while  the  dispute  is regarding the amount of the damages.

                  In December  2004, a hearing was held in the Court wherein the force of a judgment  was given to an  agreement of the parties pursuant to which a separate  bank account will be opened,  in which the  insurance  company will deposit $15 million.  Every withdrawal  from such account  requires  approval of the Court
                  until  the   proceedings  on  the  claim  are  concluded.   In
                  accordance  with  the  aforesaid  agreement,   the  claim  was
                  transferred  for  mediation,  and  during  this time the Court proceedings in the matter have been postponed.  At the balance sheet date the mediation process has not yet been concluded.

                  In the opinion of the companies, based on, among other things, the opinion of their legal advisors  regarding this matter, it is  difficult  at this stage to estimate  the chances that the companies  will  receive  the full  amount of the claim,  even though it is considered to be well founded.  Nonetheless,  the managements of the companies  estimate,  based, on the opinion of their legal advisors that the chances are good of receiving indemnification  from  the  insurance  company,  in an  amount greater than the balance of the receivable which they recorded as an asset in the financial statements.

         B.       In the  agreement  the  Company  signed  with  Koor,  for  the purchase  of Elisra's  shares,  it was agreed that the Company will  pay  Koor  40% of the  consideration  received  from the insurance  company,  up to  consideration  of $30  million and
                  25-27.5%  for  additional  consideration  received  (see  Note
                  1(H)).

                                       37

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 8 - LONG-TERM BANK DEPOSITS AND TRADE RECEIVABLES

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                              2005             2004
                                                                                      ---------------- ----------------

                     Deposits with banks for loans granted to employees (*)            $       1,200   $        1,603
                     Long-term trade receivables                                               1,219              452
                     Other deposits with banks                                                    38               47
                                                                                      ---------------- ----------------
                                                                                      $        2,457   $        2,102
                                                                                      ================ ================

                    (*)  The deposits are linked to the Israeli CPI, bear annual interest  of  4%  and  are  presented  net  of  current
                         maturities of $539 (2004 - $534).

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                                  DECEMBER 31,
                                                                                      ---------------------------------
                                                                                             2005              2004
                                                                                      ---------------- ----------------

               Cost (1):
               Land, buildings and leasehold improvements (2)                           $   177,434     $    151,432
               Instruments, machinery and equipment (3)                                     333,527          222,313
               Office furniture and other                                                    37,836           26,521
               Motor vehicles                                                                49,538           37,308
                                                                                      ---------------- ----------------
                                                                                            598,335          437,574
               Accumulated depreciation                                                    (313,338)        (193,286)
                                                                                      ---------------- ----------------
               Depreciated cost                                                         $   284,997     $    244,288
                                                                                      ================ ================

         Depreciation  expenses for the years ended December 31, 2005,  2004 and
         2003 amounted to $44,576, $35,001 and $30,775, respectively.

         (1)      Net of investment  grants  received  (mainly for  instruments, machinery  and  equipment) in the amounts of  approximately  $
                  32,879  and  $29,800  as  of  December   31,  2005  and  2004,
                  respectively.

         (2)      Includes,  rights in approximately 9,225 square meters of land in Tirat Hacarmel,  Israel. The land is leased from the Israel
                  Land  Administration  until  the  years  2014 to  2024  with a renewal option for additional  periods of up to 49 years.  The
                  Company's  rights in the land have not yet been  registered in its name.

                  Includes rights in approximately  10,633 square meters of land in  Rehovot,  Israel.  The land is leased from the Israel Land
                  Administration  until the year of 2043  with a renewal  option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                  Includes rights in approximately  10,386 square meters of land in Bnei Brak,  Israel. The land is leased from the Israel Land
                  Administration  until the year of 2022  with a renewal  option for additional periods of up to 49 years. The Company's rights in the land have not yet been registered in its name.

                                       38

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

         (3)      Includes  equipment  produced  by the Group for its own use in the aggregate amount of $82,518 and $69,146 as of December 31,
                  2005 and 2004, respectively.

         (4)      As for pledges of assets - see Note 17(I).

NOTE 10 - INTANGIBLE ASSETS, NET

          A.

                                                   WEIGHTED AVERAGE NUMBER
                                                     OF YEARS OF AMORTIZATION                     DECEMBER 31,
                                                 -------------------------------  --------------------------------------
                                                                                            2005               2004
                                                                                         ---------        -----------

                Original cost:
                  Technology (1)                                     14                  $ 108,786        $    84,554
                  Trade marks (2)                                    17                      8,000              8,000
                                                                                         ---------        -----------
                                                                                           116,786             92,554
                                                                                         ---------        -----------
                Accumulated amortization:
                  Technology                                                                35,707             28,365
                  Trade marks                                                                2,308              1,908
                                                                                         ---------        -----------
                                                                                            38,015             30,273
                                                                                         ---------        -----------
                Amortized cost                                                           $  78,771        $    62,281
                                                                                         =========        ===========
                Goodwill (3)                                                             $  63,957        $    33,706
                                                                                         =========        ===========

         (1)      The  technology  acquired  consists  of five  major  items  as follows:

                  In 2000, the Company  completed a merger with El-Op. A portion of the purchase  price was allocated to technology  ($45,000), based on an independent appraisal.  The technology acquired in the merger with El-Op comprises various technologies  relating to:

                  a.       Diode pumped and other  advanced  solid-state  lasers
                           incorporating add-on eye-safety options.
                  b.       Detectors for thermal imaging devices,  including 2-D
                           arrays  for  second  and  third  generation   forward
                           looking infrared sensors.
                  c.       Line of  sight  command,  control  and  stabilization
                           systems employing computerized digital controllers.
                  d.       Sophisticated image and signal processing,  utilizing
                           modern equipment and software.
                  e.       High  precision   mechanical  and  optical  component
                           design and manufacturing for the visible, ultraviolet
                           and infrared  spectra,  including  special and exotic
                           materials, diffractive and planar optics, space borne
                           lightweight optics and multi-layer coatings.
                  f.       Aviation instruments such as precision altimeters and
                           air speedometers.

                                       39

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 10 - INTANGIBLE ASSETS, NET (CONT.)

                           In  2000,  EFW Inc.  acquired  from  Honeywell  Inc.,
                           Honeywell's business relating to head-up displays and
                           tracking  systems  for  pilot  helmets.  An amount of
                           $9,300 was allocated to the acquired technology based
                           on  its  estimated  fair  value  as  prepared  by the
                           Company.

                           In 2001 and 2002,  the  Company  acquired a Brazilian
                           company  which serves as a center for the  production
                           and logistic support of defense electronics  programs
                           in  Brazil.  An  amount of $5,500  was  allocated  to
                           technology  related to the maintenance and support of
                           avionic equipment.

                           In 2002,  the Company  acquired  the  business of the
                           Defense   Systems   Division  of  Elron  Telesoft  in
                           consideration  for  $5,700.  An amount of $5,100  was
                           allocated to the technology related to the government
                           information   technology   control  systems  software
                           developed by Elron Telesoft.

                           In 2005, the Company  acquired 70% of Elisra's shares
                           as detailed in Note 1(H) above, in consideration  for
                           $68,800.  An amount of $21,300 was  allocated  to the
                           technology   related  to   electronic   warfare  (EW)
                           systems,  command  communication  (C(2))  systems and
                           data link products.

                  (2)      Includes  trade  marks  acquired  in the merger  with
                           El-Op in 2000.

                  (3)      Includes  mainly  goodwill  resulting from the merger
                           with El-Op ($34,200) in 2000,  goodwill acquired from
                           Honeywell   Inc.   ($1,800)  in  2000  and   goodwill
                           resulting from the acquisition of Elisra ($29,900) in
                           2005.

         B.       Amortization  expenses  amounted to $7,742,  $7,260 and $7,222 for  the  years  ended  December  31,  2005,  2004  and  2003, respectively.

C.                 The annual amortization expense relating to intangible assets other then  goodwill  existing  as of  December  31,  2005 is estimated to be approximately as follows:

                                 2006                         $   8,200
                                 2007                             8,100
                                 2008                             7,800
                                 2009                             7,200
                                 2010                             6,500
                                 Thereafter                      41,000
                                                               --------
                                 Total                         $ 78,800
                                                               ========

                                       40

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 11 - SHORT-TERM BANK CREDIT AND LOANS

                                                                                         DECEMBER 31,
                                                       ----------------------------------------------------------------
                                                             2005           2004             2005             2004
                                                                                      ---------------- ----------------

                Short-term bank loans:                           Interest Rate
                                                       -------------------------------
                  In U.S. dollars                          6-6.2%        4.2-4.6%          $ 17,491      $     3,967
                                                                                      ---------------- ----------------

                Short-term bank credit:
                  In NIS unlinked                           5.8%         5.7-8.1%             2,828            2,120
                  In U.S. dollars                         6-6.4%             4.4%             9,977            2,505
                                                                                      ---------------- ----------------
                                                                                             12,805            4,625
                                                                                      ---------------- ----------------
                                                                                           $ 30,296      $     8,592
                                                                                      ================ ================
                Weighted Average Interest Rate              5.9%            4.7%

NOTE 12 - OTHER PAYABLES AND ACCRUED EXPENSES

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------

                  Payroll and related expenses                         $ 65,400     $ 42,491
                  Provision for vacation pay                             32,879       26,936
                  Provision for income taxes, net of advanced paid        8,041       14,681
                  Provisions for royalties                               22,943       20,638
                  Provision for warranty                                 31,797       34,230
                  Deferred income taxes                                   2,140            -
                  Cost provisions and others (*)                         53,339       33,133
                                                                       --------     --------
                                                                       $216,539     $172,109
                                                                       ========     ========

         (*)  The  other  cost  provision,  primarily  includes  provisions  for estimated  future costs in respect of potential  contractual  penalties and the probable loss from claims (legal or unasserted) in the ordinary course of business (e.g. damages caused by the items sold and claims as to the specific products ordered).

NOTE 13 - CUSTOMERS  ADVANCES  AND  AMOUNTS  IN  EXCESS  OF COSTS  INCURRED  ON
          CONTRACTS IN PROGRESS

                                                                            DECEMBER 31,
                                                                       ---------------------
                                                                         2005         2004
                                                                       --------     --------

                  Advances received                                    $460,242     $180,738
                  Less -
                    Advances presented under long-term liabilities      122,263       10,320
                    Advances deducted from inventories                   84,083       75,776
                                                                       --------     --------
                                                                        253,896       94,642
                  Less -

                    Costs incurred on contracts in progress              16,178       14,533
                                                                       --------     --------
                                                                       $237,718     $ 80,109
                                                                       ========     ========

                As for guarantees and liens see Note 17(F).

                                       41

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 14 - LONG-TERM LOANS

                                                                  INTEREST        YEARS OF            DECEMBER 31,
                                              CURRENCY                 %           MATURITY        2005         2004
                                              --------            --------         --------        ----         ----

                                                                   Libor +          mainly
              Banks                      U.S. dollars            0.8%-2.3%           2-3       $ 229,370    $ 83,469
              Office of Chief            NIS-linked to
              Scientist                  the Israeli-CPI            3.2%               2           2,713       4,131
              Other                                                                                  254         290
                                                                                               ---------    --------
                                                                                                 232,337      87,890
              Less-current maturities                                                              7,355       1,656
                                                                                               ---------    --------
                                                                                               $ 224,982    $ 86,234
                                                                                               =========    ========

         The Libor rate as of December 31, 2005 was 3.2%.

         The maturities of these loans after December 31, 2005 are as follows:

              2006 - current maturities                     $       7,355
              2007                                                210,161
              2008                                                  9,865
              2009                                                  2,170
              2010 and thereafter                                   2,611
                                                            -------------
                                                            $     232,337
                                                            =============

         See Note 17(G) for covenants.

         During 2004, a subsidiary  of the Company  consolidated  its  long-term debt. As a result, all of the prior bank loans outstanding were paid in full.  The  Company's  subsidiary  increased  this line during 2005 and
         maintains  a  single  revolving   credit  facility  of  $120,000.   The
         outstanding  balance as of December  31,  2005 was  $5,700.  The stated
         interest rate on this facility is 7.25% Prime on $2,200 and  Euro/Libor rate  4.4 + .75% on the  Euro  Loan  Balance  of  $3,500.  The  note is scheduled to be renewed in 2007.

NOTE 15 - BENEFIT PLANS

         ESA,  the  Company's  subsidiaries  in the U.S.,  has  adopted  for its employees in the U.S. benefits plans as follows:

         DEFINED BENEFIT RETIREMENT PLAN

         ESA has two defined benefit  pension plans (the "Plans")  substantially covering its employees in the U.S.  Monthly benefits are based on years of benefit service and annual compensation. Annual contributions to the
         Plans are  determined  using the unit credit  actuarial cost method and are equal to or exceed the minimum required by law. Pension fund assets of the  Plans are  invested  primarily  in  stock,  bonds and cash by a financial institution, as the investment manager of the Plans' assets.

                                       42

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         The following table reconciles the benefit  obligations,  Plans assets, funded status and net asset (liability) information of the Plans:

                                                                         DECEMBER 31,
                                                                   -----------------------
                                                                     2005           2004
                                                                   --------       --------

         Benefit obligation at beginning of year                   $ 42,698       $ 34,965
         Service cost                                                 3,242          3,000
         Interest cost                                                2,543          2,191
         Amendments                                                     321              -
         Actuarial losses                                             3,516          2,308
         Unrecognized transition obligation                               -          1,056
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Benefit obligation at end of year                         $ 51,305       $ 42,698
                                                                   ========       ========

         Plans assets at beginning of year                           25,102         21,196
         Actual return on Plan assets                                 1,215          1,756
         Contributions by employer                                    8,042          2,972
         Benefits repaid                                             (1,015)          (822)
                                                                   --------       --------
         Plans assets at end of year                               $ 33,344       $ 25,101
                                                                   ========       ========

         Funded status of Plans (underfunded)                       (17,962)       (17,595)
         Unrecognized prior service cost                                156            180
         Unrecognized transition obligation                               -          1,056
         Unrecognized net actuarial loss                             15,480         11,447
                                                                   --------       --------
         Net amount recognized                                     $ (2,326)      $ (5,272)
                                                                   ========       ========
         Net asset (liability) consists of:
         Accrued benefit liability                                 $(13,700)      $(13,899)
         Intangible asset                                               157            895
         Accumulated other comprehensive income                      11,217          7,732
                                                                   --------       --------
         Net amount recognized                                     $(2,326)       $ (5,272)
                                                                   ========       ========
         Weighted average assumptions:
            Discount rate as of December 31,                         5.75%          6.00%
            Expected long-term rate of return on Plan's assets       8.50%          8.50%
            Rate of compensation increase                            3.00%          3.00%

                                                             YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2005        2004          2003
                                                      -------      -------      -------

         Components of net periodic pension cost:
           Service cost                               $ 3,242      $ 3,000      $ 2,480
            Interest cost                               2,543        2,191        1,921
            Expected return on  Plans' assets          (2,133)      (1,951)      (1,573)
           Amortization of prior service cost             (15)         (15)         (15)
           Amortization of transition amount               69            -            -
           Recognized net actuarial loss                  569          451          339
                                                      -------      -------      -------
            Net periodic pension cost                 $ 4,275      $ 3,676      $ 3,152
                                                      =======      =======      =======

                                       43

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

                                                                                      YEAR ENDED DECEMBER 31,
                                                                       --------------------------------------------------
                                                                             2005              2004              2003
                                                                       --------------    --------------    --------------

               Additional information:
                  Accumulated benefit obligation                         $  47,043         $  39,001       $  32,207
                                                                       ==============    ==============    ==============
                  Increase in minimum liability included in other
                 comprehensive income                                    $   3,486        $    1,341       $   1,392
                                                                       ==============    ==============    ==============

               ASSET ALLOCATION BY CATEGORY

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     65.9%          62.4%
     Debt Securities                       26.4%          28.5%
     Other                                  7.7%           9.1%
                                      -------------- --------------
Total                                     100.0%         100.0%

         The  investment  policy  of ESA is  directed  toward  a broad  range of securities.  The  diversified  portfolio  seeks to maximize  investment return while minimizing the risk levels associated with investing.  The investment  policy is  structured  to consider  the  retirement  plan's obligations  and the expected  timing of benefit  payments.  The target asset allocation for the Plan years presented is as follows:

                                            2005           2004
                                      -------------- --------------
Asset Category
     Equity Securities                     60.0%          60.0%
     Debt Securities                       37.0%          37.0%
     Other                                  3.0%           3.0%
                                      -------------- --------------
Total                                     100.0%         100.0%

         In developing the overall  expected  long-term rate of return on assets assumption, ESA used a building block approach in which rates of return
         in  excess  of  inflation   were   considered   separately  for  equity
         securities,  debt  securities,  real estate and all other  assets.  The excess returns were weighted by the  representative  target  allocation and added along with an  approximate  rate of  inflation to develop the overall expected long-term rate of return.

         It is the  policy  of  ESA  to,  at  least,  meets  the  ERISA  minimum contribution  requirements  for a plan year.  The minimum  contribution requirements  for the 2005  Plan year and the  quarterly  contributions requirements  for the 2005 Plan year have been satisfied as of December
         31, 2005.  However,  ESA  anticipates  that it will make an  additional discretionary contribution of approximately $3,400 during 2006 in order to increase the Plan's funded  current  liability  percentage.  Benefit payments  over the next five years are  expected  to be $1,384 in 2006;
         $1,566 in 2007; $1,744 in 2008; $2,024 in 2009 and $2,334 in 2010.

                                       44

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 15 - BENEFIT PLANS (CONT.)

         DEFINED CONTRIBUTION PLAN

         The  401(k)  savings  plan  ("401(k)  plan") is a defined  contribution retirement  plan that  covers  all  eligible  employees,  as defined in section 401(k) of the U.S.  Internal  Revenue Code. ESA's employees may elect to contribute a percentage of their annual gross  compensation to the 401(k) plan. ESA may make discretionary  matching  contributions as determined  by the  subsidiary.  Total  expense  under the 401(k)  plan amounted to $1,984 for the year ended December 31, 2005 (2004 - $1,744,
         2003 - $1,629).

NOTE 16 - TAXES ON INCOME

         A.       APPLICABLE TAX LAWS

                  (1)      MEASUREMENT OF TAXABLE  INCOME UNDER ISRAEL'S  INCOME
                           TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985:

                           Results for tax  purposes for the Company and certain
                           of  its  Israeli   subsidiaries   are   measured  and
                           reflected  in  accordance  with  the  change  in  the
                           Israeli  Consumer Price Index  ("CPI").  As explained
                           above  in  Note  2(B),  the  consolidated   financial
                           statements  are  presented  in  U.S.   dollars.   The
                           differences between the change in the Israeli CPI and
                           in  the  NIS/U.S.   dollar   exchange  rate  cause  a
                           difference  between  taxable  income  and the  income
                           before taxes reflected in the consolidated  financial
                           statements.

                           In accordance  with  paragraph  9(f) of SFAS No. 109,
                           the Company has not provided deferred income taxes on
                           the  above  differences  resulting  from  changes  in
                           exchange rates and indexing for tax purposes.

                  (2)      TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT
                           OF INDUSTRY (TAXES), 1969:

                           The  Company  and  certain   subsidiaries  in  Israel
                           (mainly El-Op and Cyclone Aviation Products Ltd.) are
                           "Industrial Companies", as defined by the Law for the
                           Encouragement of Industry (Taxes), 1969, and as such,
                           these companies are entitled to certain tax benefits,
                           mainly amortization of costs relating to know-how and
                           patents  over eight years,  accelerated  depreciation
                           and the right to deduct public issuance  expenses for
                           tax purposes.

                  (3)      TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT
                           OF CAPITAL INVESTMENTS, 1969:

                           Several expansion programs of the Company and certain
                           of its Israeli  subsidiaries  ("the  companies") have
                           been  granted  "Approved   Enterprise"  status  under
                           Israel's  Law  for  the   Encouragement   of  Capital
                           Investments,  1959. For some expansion programs,  the
                           companies  have  elected  the  grants  track  and for
                           others they have elected the alternative tax benefits
                           track, waiving grants in return for tax exemptions.

                                       45

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

                  (3)      TAX BENEFITS UNDER ISRAEL'S LAW FOR THE ENCOURAGEMENT
                           OF CAPITAL INVESTMENTS, 1969 (CONT.):

                           Accordingly, certain income of the companies, derived
                           from the "Approved  Enterprise" expansion programs is
                           tax exempt for  two-years  and subject to reduced tax
                           rates of 25% for a five-year to eight-year  period or
                           tax exempt for a ten-year  period  commencing  in the
                           year  in  which  the  companies  had  taxable  income
                           (limited  to  twelve  years  from   commencement   of
                           production  or  fourteen   years  from  the  date  of
                           approval,  whichever is earlier).  As of December 31,
                           2005,  the tax benefits for these  exiting  expansion
                           programs  will  expire  within  the period of 2006 to
                           2012.

                           The  entitlement  to the above benefits is subject to
                           the companies  fulfilling the conditions specified in
                           the  above   referred  law,   regulations   published
                           hereunder   and  the  letters  of  approval  for  the
                           specific  investments in "Approved  Enterprises".  In
                           the event of failure to comply with these conditions,
                           the benefits may be canceled and the companies may be
                           required  to refund  the amount of the  benefits,  in
                           whole or in part,  including  interest.  (For liens -
                           see Note 17(J)). As of December 31, 2005,  Management
                           believes   that  the   companies   are   meeting  all
                           conditions of the approvals.

                           As of December 31, 2005,  retained  earnings included
                           approximately  $126,400 in tax-exempt  profits earned
                           by  the  companies'  "Approved  Enterprises".  If the
                           retained  tax-exempt income is distributed,  it would
                           be taxed at the corporate tax rate applicable to such
                           profits  as  if  the  Company  had  not  elected  the
                           alternative tax benefits track (currently - 25%), and
                           an  income  tax   liability   would  be  incurred  of
                           approximately $31,600 as of December 31, 2005.

                           The companies'  boards of directors have decided that
                           their policy is not to declare  dividends out of such
                           tax-exempt  income.  Accordingly,  no deferred income
                           taxes have been  provided on income  attributable  to
                           the  companies'  "Approved   Enterprises",   as  such
                           retained   earnings  are  essentially   permanent  in
                           duration.

                           In  Israel,   income  from  sources  other  than  the
                           "Approved  Enterprise" during the benefit period will
                           be subject to tax at the regular  corporate  tax rate
                           of 34% (see also Note 16(H)).

                           Since the companies are operating under more than one
                           approval,  and since part of their taxable  income is
                           not  entitled  to  tax   benefits   under  the  above
                           mentioned law and is taxed at the regular tax rate of
                           34%,  the  effective  tax  rate  is the  result  of a
                           weighted  combination of the various applicable rates
                           and tax  exemptions,  and the computation is made for
                           income  derived  from each  approval  on the basis of
                           formulas specified in the law and in the approvals.

                                       46

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - TAXES ON INCOME (CONT.)

         B.       NON - ISRAELI SUBSIDIARIES

                  Non-Israeli  subsidiaries are taxed based on tax laws in their countries of residence (mainly in the U.S.).

         C.       INCOME BEFORE TAXES ON INCOME

                                                          YEAR ENDED DECEMBER 31,
                                                     -------------------------------
                                                       2005       2004         2003
                                                     -------     -------     -------

                  Income before taxes on income:
                     Domestic                        $27,391     $43,642     $38,423
                     Foreign                          23,125      16,985      11,090
                                                     -------     -------     -------
                                                     $50,516     $60,627     $49,513
                                                     =======     =======     =======

         D.       TAXES ON INCOME

                                                   YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                               2005         2004          2003
                                             --------     --------      --------

                  Taxes on income:
                  Current taxes:
                     Domestic                $  5,161     $  7,415      $ 12,346
                     Foreign                    4,506        7,651           718
                                             --------     --------      --------
                                                9,667       15,066      $ 13,064
                                             --------     --------      --------
                  Deferred income taxes:
                     Domestic                   4,029          709        (4,672)
                     Foreign                    2,639         (556)        2,942
                                             --------     --------      --------
                                                6,668          153        (1,730)
                                             --------     --------      --------
                                             $ 16,335     $ 15,219      $ 11,334
                                             ========     ========      ========

                                       47

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

         E.       DEFERRED INCOME TAXES

                  Deferred  income taxes reflect the net tax effect of temporary
                  differences   between  the  carrying   amount  of  assets  and
                  liabilities for financial  reporting  purposes and the amounts used for income tax  purposes.  Significant  components of net deferred tax assets and liabilities are as follows:

                                                                               DEFERRED (1)
                                                                           TAX ASSET (LIABILITY)
                                                                          ----------------------
                                                              TOTAL        CURRENT     NON-CURRENT
                                                            --------      --------      --------

                  As of December 31, 2005
                  Deferred tax assets:
                  Reserves and allowances                   $ 20,150      $ 15,520      $  4,630
                  Inventory                                    8,059         8,059             -
                  Intangible assets                              562           562             -
                  Net operating loss carryforwards            10,233           134        10,099
                                                            --------      --------      --------
                                                              39,004        24,275        14,729
                  Valuation allowance                        (18,774)       (5,567)      (13,207)
                                                            --------      --------      --------
                  Net deferred tax assets                     20,230        18,708         1,522
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Reserves and allowances                      1,480         3,295        (1,815)
                  Inventory                                   (5,435)       (5,435)            -
                  Property, plant and equipment              (15,842)            -       (15,842)
                  Intangible assets                          (16,330)            -       (16,330)
                                                            --------      --------      --------
                                                             (36,127)       (2,140)      (33,987)
                  Valuation allowance                          1,041             -         1,041
                                                            --------      --------      --------
                                                             (35,086)       (2,140)      (32,946)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $(14,856)     $ 16,568      $(31,424)
                                                            ========      ========      ========
                  As of December 31, 2004
                  Deferred tax assets:
                  Reserves and allowances                   $ 12,797      $ 13,191      $   (394)
                  Inventory                                    5,376         5,376             -
                  Intangible assets                            2,639         2,639             -
                  Net operating loss carryforwards             5,395           149         5,246
                                                            --------      --------      --------
                                                              26,207        21,355         4,852
                  Valuation allowance                         (3,445)            -        (3,445)
                                                            --------      --------      --------
                  Net deferred tax assets                     22,762        21,355         1,407
                                                            --------      --------      --------
                  Deferred tax liabilities:
                  Property, plant and equipment              (12,999)            -       (12,999)
                  Intangible assets                          (12,924)            -       (12,924)
                                                            --------      --------      --------
                                                             (25,923)            -       (25,923)
                                                            --------      --------      --------
                  Net deferred tax assets (liabilities)     $ (3,161)     $ 21,355      $(24,516)
                                                            ========      ========      ========

                       (1)  The   current   tax  asset  is   included  in  other
                       receivables.  Noncurrent  tax  liability is included as a
                       long-term liability.

                                       48

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 16 - INCOME TAXES (CONT.)

         F.       As of December 31, 2005, The Group's Israeli subsidiaries have
                  estimated   total   available   carryforward   tax  losses  of
                  approximately    $30,100,    and   the   Group's   non-Israeli
                  subsidiaries have estimated available  carryforward tax losses of  approximately  $7,400.  These losses can be offset against future taxable profits for an indefinite period.  Deferred tax assets in respect of the above  carryforward  losses amount to approximately $1,700 in respect of which a valuation allowance has been recorded in the amount of approximately $8,600.

                  G. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate  applicable to income of the  Group,  and the actual tax  expense  as  reported  in the statements of operations, is as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------
                                                                           2005          2004           2003
                                                                        --------       --------       --------

                  Income  before taxes as reported in the
                    consolidated statements of operations               $ 50,516       $ 60,627       $ 49,513
                  Statutory tax rate                                          34%            35%            36%
                                                                        ========       ========       ========
                  Theoretical tax expense                               $ 17,175       $ 21,219       $ 17,825
                  Tax benefit arising from reduced rate as an
                     "Approved Enterprise" and other tax
                     benefits                                             (4,515)        (7,196)        (8,391)
                  Tax adjustment in respect of different tax
                    rates for foreign subsidiaries                           654            496            279
                  Operating carryforward losses for which valuation
                     allowance was provided                                 (818)          (434)           126
                  Increase (decrease) in taxes resulting
                    from nondeductible expenses                            1,309          1,095            993
                  Difference in basis of measurement for financial
                     reporting and tax return purposes                     2,547           (210)           846
                  Taxes in respect of prior years                              -              -
                  Other differences, net                                     (17)           248           (344)
                                                                        --------       --------       --------
                  Actual tax expenses                                   $ 16,335       $ 15,219       $ 11,334
                                                                        ========       ========       ========
                  Effective tax rate                                        32.3%          25.1%          22.9%
                                                                        ========       ========       ========

         H.       AMENDMENT TO THE INCOME TAX ORDINANCE

                  On July 25, 2005, the Knesset  (Israeli  Parliament)  approved the Law for the  Amendment  of the Income Tax  Ordinance  (No.
                  147),  2005,  which  prescribes,  among  other  provisions,  a gradual  decrease in the  corporate  tax rate in Israel to the following  tax rates:  in 2006 - 31%, in 2007 - 29%, in 2008 -
                  27%,  in 2009 - 26%  and in 2010  and  thereafter  - 25%.  The change in the future tax rates, did not have a material effect on the Company's  financial position and results of operations in 2005.

                                       49

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES

         A.       ROYALTY COMMITMENTS

                  1.       The   Company  and   certain   Israeli   subsidiaries
                           partially  finance  their  research  and  development
                           expenditures  under programs sponsored by the OCS for
                           the support of research  and  development  activities
                           conducted in Israel.  At the time the  participations
                           were received,  successful development of the related
                           projects was not assured.

                           In exchange for  participation in the programs by the
                           OCS, the Company and the  subsidiaries  agreed to pay
                           2% - 5% of total sales of products  developed  within
                           the framework of these  programs.  The royalties will
                           be paid up to a maximum amount  equaling 100% to 150%
                           of the  grants  provided  by the OCS,  linked  to the
                           dollar and for grants received after January 1, 1999,
                           also  bearing  annual  interest  at a rate  based  on
                           LIBOR.  The  obligation  to pay  these  royalties  is
                           contingent  on actual sales of the  products,  and in
                           the absence of such sales payment of royalties is not
                           required.

                           In some cases, the Government of Israel participation
                           (through the OCS) is subject to export sales or other
                           conditions.   The  maximum  amount  of  royalties  is
                           increased  in the  event  of  production  outside  of
                           Israel.

                           The Company and certain of its  subsidiaries may also
                           be  obligated  to pay certain  amounts to the Israeli
                           Ministry  of  Defense  and  others on  certain  sales
                           including  sales  resulting  from the  development of
                           certain technologies.

                           Royalties  expensed  amounted  to $4,849,  $5,423 and
                           $7,812 in 2005, 2004 and 2003, respectively.

                  2.       In September  2001, the OCS issued  "Regulations  for
                           the  Encouragement  of Research  and  Development  in
                           Industry"   (rules  for  determining  the  level  and
                           payment  of  royalties)  (the   "regulations").   The
                           regulations  allow large R&D  intensive  companies to
                           reach  certain  agreements  with  the  OCS  regarding
                           determination  of the amount and payment  schedule of
                           royalties, subject to certain conditions.

                           If the Company  elects to adopt the  regulations,  it
                           will have to record a  significant  one-time  expense
                           resulting  from  accruing a liability for an absolute
                           amount of royalties.

                           In 2002,  El-Op's  Board  of  Directors  approved  an
                           arrangement,  proposed by the OCS, according to which
                           El-Op pays  commencing  in 2002,  an agreed amount of
                           $10,632   in   exchange   for  a  release   from  all
                           obligations  to pay  royalties  in the  future.  As a
                           result,  El-Op  recorded  an  expense  for the agreed
                           amount net of the  accrual for  royalties  previously
                           recorded  by  El-Op in the  amount  of  $9,801.  This
                           expense is included cost of revenues.

                                       50

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         B.       COMMITMENTS IN RESPECT OF LONG-TERM PROJECTS

                  In connection  with long-term  projects in certain  countries, the Company and certain  subsidiaries  undertook  to use their respective  best  efforts to make or  facilitate  purchases or investments in those  countries at certain  percentages of the amount of the projects.  The companies'  obligation to make or facilitate third parties making such investments and purchases is  subject  to  commercial  conditions  in the local  market, typically without a specific  financial  penalty.  The maximum aggregate  undertaking  as of December  31,  2005  amounted to
                  $682,000 to be performed over a period of up to 10 years. This amount is typically  tied to a percentage  (up to 100%) of the amount of a specific contract.

                  In the opinion of the Company's Management,  the actual amount of the  investments  and purchases is  anticipated  to be less than that  mentioned  above,  since  certain  investments  and purchases  can result in reducing the overall  undertaking  on more than a one-to-one basis.

         C.       LEGAL CLAIMS

                  The Company and its  subsidiaries are involved in legal claims arising in the ordinary course of business,  including  claims by employees,  consultants and others.  Company's  Management, based on the opinion of its legal  counsel,  believes that the financial  impact for the  settlement of such claims in excess of the accruals recorded in the financial  statements will not have a material  adverse  effect on the financial  position or results of operations of the Group.

                  For information on Elisra's  insurance claim for damage,  as a result of a fire in 2001, see Note 7.

         D.       LEASE COMMITMENTS

                  The  future  minimum  lease  commitments  of the  Group  under various  non-cancelable  operating lease agreements in respect of premises,  motor  vehicles and office  equipment  are as of
                  December 31, 2005 as follows:

                             2006                          $     13,081
                             2007                                10,348
                             2008                                 8,607
                             2009                                 8,047
                             2010 and thereafter                 17,596
                                                           ------------
                                                           $     57,679
                                                           ============

                  Rent expenses for the years ended December 31, 2005,  2004 and
                  2003 amounted to $ 8,055, $6,842 and $9,177, respectively.

                                       51

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         E.       PUT OPTION

                  Three founding  employees (the  "Founders"),  who collectively hold approximately 32.3% of the outstanding shares of Kinetics
                  Ltd. ("Kinetics"),  a 51%-owned Israeli subsidiary,  had a put option to jointly  sell all of their shares in Kinetics to the
                  Company.  Two  private  investors  holding  in  the  aggregate approximately  16.7% of Kinetics'  outstanding shares had "tag along"  rights  in the  event the  Founders  exercise  the put option.

                  The put  option  was  exercisable  from  January 1, 2005 until
                  December  31,  2005  at a price  equal  to the  higher  of the
                  Founder's  pro-rata  share  (corresponding  to  the  Founder's shareholding percentage) of:

                  (1)      The value of Kinetics as of the option  exercise date
                           as  determined  by a third party  appraiser  mutually
                           acceptable  to the Founders  and to the Company.  The
                           appraiser  was to value  Kinetics as if Kinetics  had
                           distributed  as dividends net profits  accumulated up
                           to the option exercise date; or

                  (2)      $12,077,  reduced by 3% per annum,  or pro-rata  part
                           thereof, for the period beginning on July 1, 2003 and
                           ending on the option exercise date.

                  The aforementioned option expired as of December 31, 2005.

         F.       GUARANTEES

                  1.       As of December 31, 2005,  guarantees in the amount of
                           approximately $667,000 were issued by banks on behalf
                           of  Group   companies  in  order  to  secure  certain
                           advances from customers and performance bonds.

                  2.       The Company has provided,  on a proportional basis to
                           its ownership  interest,  guarantees for three of its
                           investees in respect of credit lines  granted to them
                           from banks amounting to $13,300 (2004 - $12,000),  of
                           which $12,500 (2004 - $11,500) relates to a 50%-owned
                           foreign  investee.  The guarantees will exist as long
                           as the credit lines are in effect.  The Company would
                           be liable under the  guarantee for any debt for which
                           the investee  would be in default  under the terms of
                           the credit line. The fair value of such guarantees as
                           of December 31, 2005 is not material.

         G.       COVENANTS

                  In   connection   with  bank  credits  and  loans,   including
                  performance  guarantees issued by banks and bank guarantees in order to secure certain  advances from customers,  the Company
                  and  certain   subsidiaries  are  obligated  to  meet  certain
                  financial  covenants.  Such covenants include requirements for shareholders' equity,  current ratio, operating profit margin, tangible net worth, EBITDA,  interest coverage ratio and total leverage.  As of  December  31,  2005,  the  Company  and  its
                  subsidiaries  except Elisra were in full  compliance  with all covenants.

                                       52

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 17 - COMMITMENTS  AND CONTINGENT LIABILITIES (CONT.)

         G.       COVENANTS (Cont.)

                  As at December  31,  2005,  Elisra did not comply with some of
                  the   above-mentioned   financial   covenants.    Nonetheless,
                  subsequent  to the balance  sheet date,  a letter was received from one of the banks,  waving its demand for repayment of the loan for a period of 15 months from the balance sheet date. In addition,  a letter was also received from the other bank that retroactively  updates the financial  covenants as at December
                  31,  2005  (based on the actual  ratios at that time) and also provides updated financial covenants for the coming years. The
                  bank  will  examine  these  updated  financial   covenants  on
                  December 31, 2006, and in Management's  estimation Elisra will comply with those covenants at that date. Accordingly,  loans, in the amount of $10  million,  are  classified  as  long-term loans.

         H.       CONTRACTUAL OBLIGATIONS

                  Substantially  all  of  the  purchase  commitments  relate  to obligations  under purchase  orders and  subcontracts  entered into by the Company.  These purchase  orders and  subcontracts are  typically in a standard  format  proposed by the Company, with the  subcontracts  and  purchase  orders also  reflecting provisions from the Company's  applicable  prime contract that are  appropriate to flow down to  subcontractors  and vendors.
                  The terms  typically  included  in these  purchase  orders and subcontracts  are  consistent  with  Uniform  Commercial  Code provisions in the United States for sales of goods, as well as
                  with   specific   terms   called  for  by  its   customers  in
                  international  contracts.  These terms  include the  Company's right to terminate the purchase  order or  subcontract  in the event of the vendor's or subcontractor's  default,  as well as the Company's  right to terminate the order or subcontract for
                  the  Company's   convenience   (or  if  the  Company's   prime
                  contractor  has  so  terminated  the  prime  contract).   Such
                  purchase orders and subcontracts  typically are not subject to variable  price  provisions.  As of December 31, 2005 and 2004
                  the   purchase   commitments   were   $661,000   and  $345,000
                  respectively.

         I.       In order to  secure  bank  loans  and bank  guarantees  in the amount  of $8,600  as of  December  31,  2005,  certain  Group companies  recorded fixed liens on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

         J.       A lien on the Group's Approved Enterprises has been registered in favor of the State of Israel (see Note 16(A)(3) above).

NOTE 18 - SHAREHOLDER'S EQUITY

         A.       SHARE CAPITAL

                  Ordinary  shares confer upon their holders voting rights,  the right to  receive  dividends  and the right to share in equity upon liquidation of the Company.

                                       53

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         B.       2000 EMPLOYEE STOCK OPTION PLAN

                  In 2000, the Company adopted an employee stock option plan for employees  comprising  options  to  purchase  up to  2,500,000 ordinary  shares.  The exercise price  approximates the market price of the shares at the grant  date.  The plan  includes an additional  2,500,000  options to be issued as "phantom" share options  that  grant  the  option  holders  a number of shares reflecting the benefit component of the options exercised,  as calculated at the exercise  date, in  consideration  for their par  value  only.  Options  vest  over a period of one to four years  from the date of grant  and  expire  no later  than six years from the date of grant.

                  Any options which are canceled or forfeited before  expiration become  available for future grants.  As of December 31, 2005,
                  405,794 options of the Company were still available for future grants.

         C.       "PHANTOM" SHARE OPTIONS

                  Until  January 1, 2004,  the Company  applied the provision of
                  APB No.  25,  under  which  the  phantom  share  options  were considered to be part a variable  awards as defined in APB No.
                  25, and accordingly the  compensation  cost of the options was measured at the end of each reporting  period and amortized by the  accelerated  method over the  remaining  vesting  period.
                  Starting  January 1, 2004, the Company  accounts for its stock based compensation awards under the fair value based method.

         D.       A summary of the  Company's  share option  activity  under the plans is as follows:

                                             2005                           2004                            2003
                                 ----------------------------    ----------------------------     ---------------------------
                                                     WEIGHTED                       WEIGHTED                       WEIGHTED
                                                     AVERAGE                        AVERAGE                        AVERAGE
                                 NUMBER OF           EXERCISE      NUMBER OF        EXERCISE       NUMBER OF       EXERCISE
                                  OPTIONS             PRICE         OPTIONS         PRICE           OPTIONS         PRICE
                                -----------         ----------   ------------    ------------     -----------     -----------

Outstanding -
  beginning of  the year         2,130,257          $ 12.60       3,735,602      $     12.30       4,511,724       $ 12.26
  Granted                           22,000          $ 19.36         130,500            15.67          13,000         14.91
  Exercised                       (549,505)         $ 12.38      (1,666,774)           12.12        (757,947)        12.13
  Forfeited                             -               -           (69,071)           12.10         (31,175)        12.29
                                -----------         ----------   ------------    ------------     -----------     -----------
Outstanding -
  end of the year                1,602,752          $ 12.83       2,130,257      $     12.60       3,735,602       $ 12.30
                                ===========         ==========   ============    ============     ===========     ===========
Options exercisable at
   the end of the year           1,470,752          $ 12.47       1,950,903      $     12.36       2,547,196       $ 12.23
                                ===========         ==========   ============    ============     ===========     ===========

                                       54

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         E.       The options  outstanding  as of December 31,  2005,  have been separated into ranges of exercise prices, as follows:

                                                     OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                    -------------------------------------------------   -----------------------------
                                       NUMBER           WEIGHTED                                           WEIGHTED
                                     OUTSTANDING        AVERAGE          WEIGHTED          NUMBER          AVERAGE
                                        AS OF          REMAINING         AVERAGE        OUTSTANDING AS     EXERCISE
                                     DECEMBER 31,     CONTRACTUAL        EXERCISE         OF DECEMBER      PRICE PER
                   EXERCISE PRICE       2005          LIFE (YEARS)    PRICE PER SHARE      31, 2005          SHARE
                   --------------    ------------     ------------    ---------------   --------------    -----------

                   $12.18 - $19.36    1,602,752       $       1.34     $     12.83          1,470,752     $    12.47

                  Compensation  expense (income)  amounting to $172,  $3,387 and
                  $4,741 was  recognized  during the years  ended  December  31,
                  2005,  2004  and  2003,  respectively.  All  the  compensation expenses  stet in the year 2003 were  related  to the  phantom share  options  under the stock option  plan.  The expenses in
                  2004  were  recorded  based on SFAS No.  123 and SFAS No.  148 according to the  modified  prospective  method.  The expenses
                  (income) were recorded as follows:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------

                  Cost of revenues                         $         96       $      1,863        $      2,608
                  R&D and marketing expenses                         34                677                 948
                  General and administration expenses                42                847               1,185
                                                           ------------       ------------        ------------
                                                           $        172       $      3,387        $      4,741
                                                           ============       ============        ============

         F.       The weighted  average exercise price and fair value of options granted  during the years ended  December 31,  2005,  2004 and
                  2003 were:

                                                                            LESS THAN MARKET PRICE
                                                           ------------------------------------------------------
                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ----------------- -------------------- ---------------

                  Weighted average   exercise price        $      19.36       $      15.67        $      14.91
                  Weighted average fair value on
                    grant date                             $       6.47       $       6.62        $       4.63

                                       55

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands, except share and per share data)

NOTE 18 - SHAREHOLDER'S EQUITY (CONT.)

         G.       Computation of basic and diluted net earnings per share:

                                 YEAR ENDED                            YEAR ENDED                              YEAR ENDED
                              DECEMBER 31, 2005                     DECEMBER 31, 2004                      DECEMBER 31, 2003
                   -------------------------------------- ------------------------------------- ------------------------------------
                                                           NET INCOME
                   NET INCOME TO   WEIGHTED                    TO         WEIGHTED             NET INCOME TO    WEIGHTED
                    SHAREHOLDERS   AVERAGED               SHAREHOLDERS    AVERAGED              SHAREHOLDERS    AVERAGED      PER
                    OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY    NUMBER OF   PER SHARE  OF ORDINARY     NUMBER OF    SHARE
                       SHARES     SHARES (*)    AMOUNT       SHARES      SHARES (*)    AMOUNT       SHARES      SHARES (*)   AMOUNT
                   -------------------------------------- ------------------------------------- ------------------------------------

Basic net earnings   $    32,487       40,750      $0.80    $   51,873       39,952       $1.30    $ 45,945       39,061      $1.18

Effect of dilutive
 securities:
Employee stock
options                       -           873                        -        1,089                       -        1,169
                     -----------                   -----    ----------       ------                --------       ------
Diluted net earnings $    32,487       41,623      $0.78    $   51,873       41,041       $1.26    $ 45,945       40,230      $1.14
                     ===========       ======      =====    ==========       ======       =====    ========       ======      =====

  * In thousands

         H.       TREASURY SHARES

                  The Company's  shares held by the Company and its subsidiaries are presented at cost and deducted from shareholders' equity.

         I.       DIVIDEND POLICY

                  Dividends   declared  by  the  Company  are  paid  subject  to
                  statutory  limitations.  The Company's  board of directors has
                  determined  not  to  declare   dividends  out  of  tax  exempt
                  earnings.

                                       56

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 19 - MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

         The Group applies Statement of Financial  Accounting Standards No. 131,
         "Disclosures  about Segments of an Enterprise and Related  Information"
         ("SFAS No. 131").  The Group  operates in one  reportable  segment (see
         Note 1 for a brief description of the Group's business).

         A.       Revenues are attributed to geographic  areas based on location of the end customers as follows:

                                                                            Year ended December 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  Europe                                     $   104,239      $    124,130        $ 109,409
                  U.S.                                           397,479           348,509          332,323
                  Israel                                         315,376           241,601          255,742
                  Others                                         252,782           225,685          200,506
                                                           ------------------ ------------------- ---------------
                                                             $ 1,069,876      $    939,925        $ 897,980
                                                           ================== =================== ===============

         B. Revenues are generated by the following product lines:

                                                                             YEAR ENDED DECEMBER 31,

                                                            -----------------------------------------------------
                                                                    2005           2004              2003
                                                            ----------------- ------------------- --------------

                  Airborne systems                            $   420,815     $    367,927        $ 373,580
                  Land vehicles systems                           117,358          199,224          199,800
                  Command, control, communications,
                  computers, intelligence, surveillance and
                  reconnaissance systems (C(4)ISR)                217,343          108,925          133,900
                  Electro-optical systems                         242,274          200,322          140,500
                  Others                                           72,086           63,527           50,200
                                                            ----------------- ------------------- --------------
                                                              $ 1,069,876     $    939,925        $ 897,980
                                                            ================= =================== ===============

         C.       Revenues  from  single  customers,  which  exceed 10% of total revenues in the reported years:

                                                                             YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  IMOD                                              26%               18%              21%
                  U.S. Government                                   10%               10%               *
                  *Less than 10%

         D.       Long-lived assets by geographic areas:

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005            2004              2003
                                                           ------------------ ------------------- ---------------

                  Israel                                      $  322,521      $    237,887        $ 229,396
                  U.S.                                            87,998            84,701           81,261
                  Others                                          17,206            17,687           18,576
                                                           ------------------ ------------------- ---------------
                                                              $  427,725      $    340,275        $ 329,233
                                                           ================== =================== ===============

                                       57

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 20 - RESEARCH AND DEVELOPMENT EXPENSES, NET

                                                                             YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------
                                                                   2005           2004             2003
                                                           ------------------ ------------------- -----------

                  Total expenses                            $      92,375       $    86,368    $     65,487
                  Less - participations                           (20,472)          (19,522)        (10,568)
                                                           ------------------ ---------------- --------------
                                                            $      71,903       $    66,846    $     54,919
                                                           ================== ===============  ==============

NOTE 21 - FINANCIAL EXPENSES, NET

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                   2005              2004              2003
                                                           ------------------ ---------------- ------------------

                  Expenses:
                  On long-term bank debt                    $      (6,359)      $     (1,544)  $     (2,215)
                  On short-term bank credit and loans              (3,433)            (2,309)        (2,182)
                  Others                                           (5,147)            (3,181)        (3,905)
                                                           ------------------ ---------------- ------------------
                                                                  (14,939)            (7,034)        (8,302)
                                                           ------------------ ---------------- ------------------
                  Income:
                  Interest on cash, cash equivalents
                    and bank deposits                              2,205                 628            309
                  Others                                               -               1,115          4,397
                                                           ------------------ ---------------- ------------------
                                                                   2,205               1,743          4,706
                                                           ------------------ ---------------- ------------------
                  Gain (loss) from exchange rate
                    differences                                    1,262                (561)        (1,274)
                                                           ------------------ ---------------- ------------------
                                                             $   (11,472)       $     (5,852)  $     (4,870)
                                                           ================= ================= ==================

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES

                                                                            YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------------
                                                                  2005             2004               2003
                                                           ------------------ ---------------- ------------------

              Income -
                Sales to affiliated companies (*)            $      63,007     $      56,346    $ 34,674
                Participation in expenses                    $       3,630     $       2,594    $  1,773

              Cost and expenses -
                Supplies and services from affiliated
                  companies (**)                             $      19,031     $      16,338    $ 21,606
                Participation in expenses                    $          91     $         627    $  1,751
                Financial expenses                                       -     $           3    $    23

                                                                             DECEMBER 31,
                                                                  ---------------------------------
                                                                          2005            2004
                                                                  ---------------------------------

              Trade receivables and other receivables (*)              $  4,914     $     13,214
              Trade payables (**)                                      $  2,574     $      5,445

                                       58

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 22 - RELATED PARTIES TRANSACTIONS AND BALANCES (CONT.)

         The purchases from our related  parties are made at prices and on terms equivalent to those used in transacting business with unrelated parties under similar  conditions.  The sales to our related parties in respect with  government  defense  contracts  are  made on the  basis  of costs incurred.

         (*)      The  significant  sales include sales of helmet mounted cueing systems purchased from the Company by VSI.

         (**)     Includes electro-optics  components and sensors,  purchased by the Company from SCD, and electro-optics products purchased by the Company from Opgal.

NOTE 23 - RECONCILIATION TO ISRAELI GAAP

         As described in Note 2, the Company  prepares its financial  statements in accordance  with U.S. GAAP. The effects of the  differences  between
         U.S.  GAAP and  generally  accepted  accounting  principles  in  Israel
         ("Israeli  GAAP") on the Company's  financial  statements  are detailed below.

         A building purchased from Elbit Ltd.
         ------------------------------------

         According to Israeli GAAP,  the Company  charged to additional  paid-in capital reserves the excess of the amount paid over net book value of a building  acquired from Elbit Ltd in 1999.  According to U.S. GAAP, the entire amount paid is considered as the cost of the building acquired.

         Proportional consolidation method
         ---------------------------------

         According  to Israeli  GAAP,  a jointly  controlled  company  should be included according to the proportional  consolidation method. According to U.S. GAAP, the investment in such a company is recorded according to the equity method.

         Tax benefit in respect of options exercised
         -------------------------------------------

         According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to U.S. GAAP, the difference  between the above  mentioned  tax benefits and the benefits recorded in respect of compensation expense in the financial statements are credited to additional paid-in capital.

         Goodwill
         --------

         Effective January 1, 2002, the Company adopted SFAS 142,  "Goodwill and
         Other  Intangible  Assets"  according to which  goodwill and intangible assets with indefinite lives are no longer  amortized  periodically but are reviewed  annually for impairment (or more frequently if impairment
         indicators   arise).   According  to  Israeli  GAAP,  all  intangibles,
         including goodwill, should be amortized.

                                       59

                                         ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)
--------------------------------------------------------------------------------
U.S. dollars (In thousands)

NOTE 23 - RECONCILIATION TO ISRAELI GAAP (CONT.)

         Investment in marketable securities - Tadiran
         ---------------------------------------------

         Pursuant    to   SFAS   115,    marketable    securities    which   are
         available-for-sale  are  presented on the basis of their market  value,
         and  changes  in  such  value  are  charged  (or   credited)  to  other
         comprehensive income. According to Israeli GAAP non-current investments in marketable securities are presented at cost.

         1.       EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                    YEAR ENDED DECEMBER 31,
                                                                  --------------------------------------------------------
                                                                          2005               2004               2003
                                                                  ------------------ ------------------ ------------------
              Net income as reported according to
                    U.S. GAAP                                       $     32,487         $    51,873      $      45,945
              Adjustments to Israeli GAAP                                 (9,637)               (458)               595
                                                                  ------------------ ------------------ ------------------
                Net income according to Israeli GAAP                $     22,850         $    51,415      $      46,540
                                                                  ================== ================== ==================

         2.       EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                          AS PER ISRAELI
                                                                    AS REPORTED          ADJUSTMENTS      GAAP
                                                                  ------------------ ------------------ ------------------

              AS OF DECEMBER 31, 2005
                Shareholders' equity                                $    450,777         $   (19,279)     $     431,498
                                                                  ================== ================== ==================
              AS OF DECEMBER 31, 2004
                Shareholders' equity                                $    432,184         $   (13,124)     $     419,060
                                                                  ================== ================== ==================

                                 # # # # # # # #

                                       60

Exhibit 2

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 17, 2006

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints MICHAEL FEDERMANN, JOSEPH ACKERMAN and ILAN PACHOLDER, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the “Company”), at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Thursday, August 17, 2006, at 10 a.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” all Proposals listed on the reverse side.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

A    ☒  Please mark your votes as in this example

1.	ELECTION OF DIRECTORS

	FOR all listed nominees (except as marked to the contrary)	WITHHOLD AUTHORITYTo vote for all nominees listed at right	Nominees: Moshe Arad, Avraham Asheri, Rina Baum, Jonathan Kolber, Michael Federmann, Yigal Ne'eman and Dov Ninveh

	☐	☐

(Instructions: to withhold authority to vote for any individual nominee, strike a line through the nominee’s name in the list at right)

2.	ELECTION OF YAACOV LIFSHITZ TO AN ADDITIONAL THREE-YEAR TERM AS AN EXTERNAL DIRECTOR:

☐ FOR    ☐ AGAINST    ☐ ABSTAIN

3.	RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006:

☐ FOR    ☐ AGAINST    ☐ ABSTAIN

* * * * *

Any proxies previously given are hereby revoked.

Dated: ___________________, 2006

[Name, address, number of shares]	______________________________ Signature

______________________________ Signature

IMPORTANT: Please sign exactly as name(s) appears above. Executors, administrators, trustees, etc. should indicate the capacity in which they sign.

The above-signed hereby acknowledge(s) receipt of the Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement.